AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2000
                                                      REGISTRATION NO. 333-94915
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                              CELGENE CORPORATION
            (Exact name of Registrant as specified in its charter)


              DELAWARE                             8731                     22-2711928
  (State or other jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)        Classification Code Number)     Identification No.)


                 7 POWDER HORN DRIVE, WARREN, NEW JERSEY 07059
                                (732) 271-1001

       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                ---------------

                                JOHN W. JACKSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

                              CELGENE CORPORATION
                 7 POWDER HORN DRIVE, WARREN, NEW JERSEY 07059

                                (732) 271-1001

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         Copies of Communications to:


             Robert A. Cantone, Esq.                   Gerald S. Tanenbaum, Esq.
               Proskauer Rose LLP                       Cahill Gordon & Reindel
 1585 Broadway, New York, New York 10036-8299     80 Pine Street, New York, New York 10005
                 (212) 969-3000                                (212) 701-3000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ---------------

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                             DATED JANUARY 27, 2000

PROSPECTUS

2,416,000 SHARES

[GRAPHIC OMITTED]

CELGENE CORPORATION

COMMON STOCK

Celgene Corporation is selling 2,000,000 shares of common stock in this offering and the selling stockholders are selling 416,000 shares.

Our common stock is traded on the Nasdaq National Market under the symbol "CELG." On January 25, 2000, the reported last sale price of our common stock was $67 1/4 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
                                   PRICE TO   UNDERWRITING    PROCEEDS TO   PROCEEDS TO THE
                                   PUBLIC     DISCOUNTS       CELGENE       SELLING STOCKHOLDERS
-------------------------------------------------------------------------------------------------
Per Share                          $          $               $             $
-------------------------------------------------------------------------------------------------
Total                              $          $               $             $
-------------------------------------------------------------------------------------------------

We have granted the underwriters the right to purchase up to an additional 362,400 shares of our common stock to cover over-allotments.

                              Joint Lead Managers

J.P. MORGAN & CO.                                PRUDENTIAL VECTOR HEALTHCARE
                                                A UNIT OF PRUDENTIAL SECURITIES

                           U.S. BANCORP PIPER JAFFRAY



       , 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

[BAR  GRAPH   INDICATING  THE   PRECLINICAL   AND  CLINICAL  STATUS  OF  CELGENE
CORPORATION'S CANCER, IMMUNOLOGY AND CHIRAL CHEMISTRY PROGRAMS.]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS


                                                        PAGE

                                                       -----
Prospectus Summary .................................      2
Risk Factors .......................................      8
Forward-Looking Statements .........................     13
Use of Proceeds ....................................     14
Price Range of Common Stock ........................     14
Dividend Policy ....................................     14
Capitalization .....................................     15
Selected Consolidated Financial Data ...............     16
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations ......................................     17



                                                        PAGE

                                                       -----
Business ...........................................     21
Management .........................................     34
Selling Stockholders ...............................     37
Description of Capital Stock .......................     38
Shares Eligible for Future Sale ....................     40
Underwriting .......................................     41
Legal Matters ......................................     43
Experts ............................................     43
Where You Can Find More Information ................     43
Index to Consolidated Financial Statements .........    F-1

                                ---------------

We own or have the right to various trademarks, service marks and trade names used in our business. These include THALOMID(Reg. TM) (thalidomide), S.T.E.P.S.(TM), IMiDs(TM), SelCIDs(TM), ATTENADE(TM) and Celgro(TM). This prospectus also includes trademarks, service marks and trade names owned by other companies.

                              PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the information under "Risk Factors," the consolidated financial statements and the related notes to those statements.

                              CELGENE CORPORATION

We are an independent biopharmaceutical company engaged in the discovery, development and commercialization of novel human pharmaceuticals for the treatment of cancer and immunological diseases. Our primary therapeutic focus is on the development of orally administered, small molecule pharmaceuticals that regulate tumor necrosis factor alpha, or TNF(alpha), and are anti-angiogenic. TNF(alpha) has been linked to the cause and symptoms of many chronic inflammatory and immunological diseases. Anti-angiogenic drugs inhibit the growth of undesirable blood vessels, including those that promote tumor growth.

Our lead product, THALOMID (thalidomide), was approved for sale in the United States by the U.S. Food and Drug Administration, or FDA, on July 16, 1998. THALOMID is approved for the treatment of erythema nodosum leprosum, or ENL, an inflammatory complication of leprosy. During the first nine months of 1999, net sales of THALOMID were $15.1 million, primarily for cancer, or oncology, indications. Our 60 person sales and commercialization group sells this product in the United States. Our regulatory and clinical strategy is to obtain approvals for THALOMID for additional cancer and immunological disease indications. THALOMID is currently being evaluated in over 100 clinical trials for the treatment of certain blood and solid tumor cancers as well as immunological disorders such as Crohn's disease. Several of these trials are supported by the National Cancer Institute, or the NCI. Working with the FDA, we have developed a novel comprehensive education and distribution program, the "System for Thalidomide Education and Prescribing Safety," or S.T.E.P.S., that is designed to support the safe and appropriate use of THALOMID.

Our cancer and immunology pharmaceutical pipeline is highlighted by two classes of novel and proprietary oral therapeutic agents, IMiDs, or ImmunoModulatory Drugs, and SelCIDs, or Selective Cytokine Inhibitory Drugs. Both classes are being developed for the treatment of cancer, chronic inflammatory diseases, such as inflammatory bowel disease and rheumatoid arthritis, and other diseases of the immune system. Our IMiDs are thalidomide analogues that are designed to modulate TNF(alpha) and inhibit angiogenesis without causing birth defects or sedation. We have completed a Phase I safety trial for each of our two lead IMiDs. Our SelCIDs have been found in research to be Phosphodiesterase type 4 inhibitors, or PDE 4 inhibitors. Our SelCIDs have not, to date, shown any of the undesirable side effects, such as nausea or vomiting, often associated with PDE 4 inhibitors. Our lead SelCID was found to be well tolerated and did not cause nausea or vomiting in two Phase I clinical trials and is currently in a Phase II pilot trial to assess its potential for the treatment of Crohn's disease. We own patents that cover these compounds and their therapeutic applications.

We also have a chiral chemistry program in which we develop chemically pure versions of existing compounds. We recently announced the results of two Phase III pivotal efficacy trials of ATTENADE for the treatment of Attention Deficit Disorder, or ADD, and Attention Deficit Hyperactivity Disorder, or ADHD. ATTENADE is a chirally pure version of dl-methylphenidate. dl-methylphenidate is a generic drug that is currently sold under the trade name Ritalin. In these trials, ATTENADE showed a statistically significant benefit in controlling symptoms of ADD and ADHD and demonstrated a statistically significant longer duration of behavior control versus dl-methylphenidate. We expect to file a New Drug Application, or NDA, for ATTENADE with the FDA in the second half of 2000. We hold six U.S. patents covering use and formulations of and manufacturing processes for ATTENADE. Total U.S. sales in 1998 of drugs used to treat the symptoms of ADD and ADHD were approximately $500 million.

We own or control exclusive worldwide development and marketing rights for all of our current products and products under development, except for rights in Canada with respect to ATTENADE. Our strategy is to sell and market products that we develop for cancer and immunological disease indications with accessible patient populations. In the United States, we plan to implement this strategy through our sales and commercialization group, which we expect to continue to expand. We anticipate selectively partnering with larger pharmaceutical companies with respect to products we may develop for indications with large patient populations and for overseas markets. We may also partner to further develop and commercialize ATTENADE. These partnering arrangements are likely to include milestone payments, reimbursement of research and development expenses and royalty arrangements.

                              RECENT DEVELOPMENTS

In the fourth quarter of 1999, clinical trial results for THALOMID were featured at major medical meetings and in prestigious peer review journals. These results validated the potential use of THALOMID in the treatment of multiple myeloma and its potential use in the treatment of a broad range of cancer and immunological diseases. Multiple myeloma is a malignant cancer of plasma cells of the bone marrow. In addition, we achieved a significant milestone in our clinical development program during this period. The developments reported below provide no assurance of success in later phases of the clinical development or regulatory processes necessary for approval of our drugs.

o At the November 1999 Chemotherapy Foundation Symposium in New York, oncology teams from the University College London, NCI, New York University Medical Center, the University of Arkansas Cancer Research Center and Saint Vincents Medical Center in New York presented positive data from five studies on the use of THALOMID. These studies used THALOMID, both in combination with various chemotherapeutic agents and as stand-alone therapy, in a number of solid tumor and blood cancers, including prostate cancer, brain cancer, kidney cancer and multiple myeloma.

o Clinical research published during November 1999 in The New England Journal of Medicine reported the results of a study on the use of THALOMID in multiple myeloma patients who had relapsed after high-dose chemotherapy. The Phase II trial, conducted at the University of Arkansas Cancer Research Center, found that 32% of patients had a partial response and 10% of patients had complete or nearly complete remission. An editorial authored by Noopur Raje, M.D. and Kenneth Anderson, M.D., both of the Dana-Farber Cancer Institute, accompanied the article.

o At the November 1999 American College of Rheumatology meeting, data were presented from small, open label studies of thalidomide in the treatment of three immunological diseases: sclerodoma, sarcoidosis and spondylarthopathy. Each of the three studies presented positive clinical results.

o A total of 26 studies were presented or published at the 41st meeting of the American Society of Hematology, or ASH, in December 1999. These studies provided new data and expanded upon previously published results on the use of THALOMID in treating advanced and refractory multiple myeloma. The studies included the use of thalidomide as a single chemotherapeutic agent and in combination with other chemotherapeutic agents. Studies were also presented on the use of THALOMID to treat the bone marrow disorder myelodysplastic syndrome, or MDS. In a preliminary report, researchers at Rush Cancer Institute in Chicago observed improvements in 50% of 20 evaluable patients, with three long-standing, transfusion dependent patients able to discontinue transfusions.

o We have completed a Phase I safety trial for two of our IMiDs. These were placebo controlled, double blind, escalating single dose trials carried out in healthy human volunteers. Results of these trials will be announced during the first quarter of 2000.

                            RECENT OPERATING RESULTS



On January 27, 2000, we announced our operating results for the three months and year ended December 31, 1999. Total revenues for the three months ended December 31, 1999 were $9.4 million, consisting of product sales of THALOMID of $9.0 million and $425,000 of revenues from research contracts. The $9.0 million of THALOMID sales for the three months ended December 31, 1999 represents a 43% increase over the $6.3 million of THALOMID sales for the three months ended September 30, 1999. Research and development expenses for the three months ended December 31, 1999 increased to $5.2 million, primarily due to increased clinical trial costs for ATTENADE. Selling, general and administrative expenses increased to $8.4 million for the three months ended December 31, 1999, primarily due to the expansion of our sales and commercialization organization and increased warehousing and distribution expenses. The net loss applicable to common stockholders for the three months ended December 31, 1999 was $2.8 million, or $0.16 per share. The net loss applicable to common stockholders for the three months and year ended December 31, 1999 includes a tax benefit of $3.0 million from the sale of a portion of our New Jersey tax loss carryforwards.

                              CELGENE CORPORATION

                          CONSOLIDATED FINANCIAL DATA




                                                                       ---------------------------------------------------
                                                                          THREE MONTHS ENDED            YEAR ENDED
                                                                             DECEMBER 31,              DECEMBER 31,
                                                                       ------------------------- -------------------------
                                                                                1998        1999         1998         1999
                                                                       ------------- ----------- ------------ ------------
                                                                              (UNAUDITED)               (UNAUDITED)
In thousands, except per share data
STATEMENTS OF OPERATIONS DATA:
Revenues:
 Product sales .......................................................   $ 2,235      $  8,988    $   3,266    $  24,052
 Research contracts ..................................................       430           425          535        2,158
                                                                         -------      --------    ---------    ---------
   Total Revenues ....................................................     2,665         9,413        3,801       26,210
Expenses:
 Cost of goods sold ..................................................       223           906          282        2,983
 Research and development ............................................     5,804         5,280       19,772       19,646
 Selling, general and administrative .................................     5,011         8,389       16,219       26,236
                                                                         -------      --------    ---------    ---------
   Total expenses ....................................................    11,038        14,575       36,273       48,865
                                                                         -------      --------    ---------    ---------
Operating loss .......................................................    (8,373)       (5,162)     (32,472)     (22,655)
Other--income (expense), net .........................................        (2)         (701)         449       (2,144)
                                                                         ----------   --------    ---------    ---------
Loss before tax benefit ..............................................    (8,375)       (5,863)     (32,023)     (24,799)
Tax benefit ..........................................................        --         3,018           --        3,018
                                                                         ---------    --------    ---------    ---------
Loss from continuing operations ......................................    (8,375)       (2,845)     (32,023)     (21,781)
Gain from discontinued operations, net ...............................        --            --        6,955           --
Accretion of premium payable on preferred stock and warrants .........        --            --           25           --
                                                                         ---------    --------    ---------    ---------
Net loss applicable to common stockholders ...........................   $(8,375)     $ (2,845)   $ (25,093)   $ (21,781)
                                                                         =========    ========    =========    =========
Per share--basic and diluted:
 Loss from continuing operations, net ................................   $ (0.51)     $  (0.16)   $   (1.98)   $   (1.28)
 Net loss applicable to common stockholders ..........................   $ (0.51)     $  (0.16)   $   (1.55)   $   (1.28)
                                                                         =========    ========    =========    =========
Weighted average number of shares of common stock
 outstanding .........................................................    16,449        17,334       16,160       17,012



                                                                        ---------------------------
                                                                               DECEMBER 31,
                                                                        ---------------------------
                                                                                 1998          1999
                                                                        ------------- -------------
                                                                                (UNAUDITED)
In thousands
BALANCE SHEET DATA:
Cash and cash equivalents and marketable securities available for sale   $    5,124    $   19,527
Total assets ..........................................................      11,928        32,334
Long term convertible notes ...........................................       8,349        38,495
Accumulated deficit ...................................................    (144,613)     (166,394)
Total stockholders' deficit ...........................................      (3,733)      (15,709)

Celgene Corporation was incorporated in Delaware in 1986. Our principal executive offices are located at 7 Powder Horn Drive, Warren, New Jersey 07059; our telephone number is (732) 271-1001.

                                  THE OFFERING

The following information is based on 17,703,646 shares of common stock outstanding as of December 31, 1999. This number excludes 4,880,624 shares of common stock issuable upon the exercise of our outstanding stock options and warrants and conversion of our convertible notes, other than the conversion by the selling stockholders immediately prior to this offering of a portion of our 9.0% convertible notes issued in January 1999. This number also assumes no exercise of the underwriters' over-allotment option.

COMMON STOCK OFFERED BY CELGENE .................. 2,000,000 shares

COMMON STOCK OFFERED BY THE SELLING
 STOCKHOLDERS .................................... 416,000 shares

COMMON STOCK OUTSTANDING AFTER THIS OFFERING ..... 20,119,646 shares

OVER-ALLOTMENT OPTION ............................ 362,400 shares

USE OF PROCEEDS .................................. We intend to use the net proceeds we receive from this offering for:
                                                   o the further commercialization and clinical development
                                                     of THALOMID, including the expansion of our sales and
                                                     commercialization organization;
                                                   o the further development of our oncology and immunology
                                                     programs, including our IMiD and SelCID therapeutic
                                                     agents;
                                                   o the further development of our chiral products, including
                                                     ATTENADE; and
                                                   o general corporate purposes.
                                                     We will not receive any of the proceeds from the sale of
                                                     shares of our common stock by the selling stockholders.

DIVIDEND POLICY .................................. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future
                                                   earnings for funding growth, and, therefore, do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.

NASDAQ NATIONAL MARKET SYMBOL .................... CELG


                      SUMMARY CONSOLIDATED FINANCIAL DATA

The as adjusted balance sheet data below is adjusted to reflect the sale of 2,000,000 shares of our common stock offered by us and the receipt by us of the net proceeds therefrom at an assumed public offering price of $67.25 per share and after deduction of the underwriting discounts and offering expenses payable by us and the conversion of a portion of our 9.0% convertible notes issued in January 1999 held by the selling stockholders into 416,000 shares of our common stock.


                                              --------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------------------
                                                        1994           1995           1996           1997           1998
                                              -------------- -------------- -------------- -------------- --------------
In thousands, except share data
STATEMENTS OF OPERATIONS DATA:
Total revenues ..............................   $       98     $      472     $      882     $    1,122     $    3,801
Total expenses ..............................        6,396          8,982         18,924         26,526         36,273
                                                ----------     ----------     ----------     ----------     ----------
Operating loss ..............................       (6,298)        (8,510)       (18,042)       (25,404)       (32,472)
Other income (expense), net .................          587            143            984            384            449
                                                ----------     ----------     ----------     ----------     ----------
Loss from continuing operations .............       (5,711)        (8,367)       (17,058)       (25,020)       (32,023)
Gain (loss) from discontinued operations.....       (4,502)        (2,150)          (761)          (427)         6,955
                                                ----------     ----------     ----------     ----------     ----------
Net loss ....................................      (10,213)       (10,517)       (17,819)       (25,447)       (25,068)
Accretion of premium payable on
 preferred stock and warrants ...............           --             --          1,013            521             25
Deemed dividend for preferred stock
 conversion discount ........................           --             --          2,778            953             --
                                                ----------     ----------     ----------     ----------     ----------
Net loss applicable to common
 stockholders ...............................   $  (10,213)    $  (10,517)    $  (21,610)    $  (26,921)    $  (25,093)
                                                ==========     ==========     ==========     ==========     ==========
Per share -- basic and diluted:
 Net loss applicable to common
  stockholders ..............................   $    (1.30)    $    (1.30)    $    (2.29)    $    (2.20)    $    (1.55)
                                                ==========     ==========     ==========     ==========     ==========
Weighted average number of shares of
 common stock outstanding ...................        7,853          8,073          9,450         12,215         16,160

                                              ----------------------------
                                                    NINE MONTHS ENDED
                                                      SEPTEMBER 30,
                                              -----------------------------
                                                        1998           1999
                                              -------------- --------------
                                                      (UNAUDITED)
In thousands, except share data
STATEMENTS OF OPERATIONS DATA:
Total revenues ..............................   $    1,136     $   16,796
Total expenses ..............................       25,235         34,289
                                                ----------     ----------
Operating loss ..............................      (24,099)       (17,493)
Other income (expense), net .................          452         (1,443)
                                                ----------     ----------
Loss from continuing operations .............      (23,647)       (18,936)
Gain (loss) from discontinued operations.....        6,955             --
                                                ----------     ----------
Net loss ....................................      (16,692)       (18,936)
Accretion of premium payable on
 preferred stock and warrants ...............           25             --
Deemed dividend for preferred stock
 conversion discount ........................           --             --
                                                ----------     ----------
Net loss applicable to common
 stockholders ...............................   $  (16,717)    $  (18,936)
                                                ==========     ==========
Per share -- basic and diluted:
 Net loss applicable to common
  stockholders ..............................   $    (1.04)    $    (1.12)
                                                ==========     ==========
Weighted average number of shares of
 common stock outstanding ...................       16,062         16,903

                                                                          ----------------------------
                                                                               SEPTEMBER 30, 1999
                                                                          ----------------------------
                                                                                 ACTUAL    AS ADJUSTED
                                                                          -------------   ------------
                                                                                  (UNAUDITED)
In thousands
BALANCE SHEET DATA:
Cash and cash equivalents and marketable securities available for sale     $   18,624      $  144,598
Total assets ..........................................................        27,089         153,063
Long term convertible notes ...........................................        38,458          30,971
Accumulated deficit ...................................................      (163,549)       (163,549)
Total stockholders' equity (deficit) ..................................       (18,496)        114,965

                                 RISK FACTORS

You should carefully consider the following risk factors, as well as the other information contained in this prospectus or incorporated by reference in this prospectus, before purchasing any of our common stock.

RISKS TO CELGENE

IF WE ARE UNSUCCESSFUL IN DEVELOPING AND COMMERCIALIZING OUR PRODUCTS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

Many of our products and processes are in the early or mid-stages of development and will require the commitment of substantial resources, extensive research, development, preclinical testing, clinical trials, manufacturing scale-up and regulatory approval prior to being ready for sale. We have not yet sold any of our products other than THALOMID. All of our other products will require further development, clinical testing and regulatory approvals, and there can be no assurance that commercially viable products will result from these efforts. If any of our products, even if developed and approved, cannot be successfully commercialized, our business, financial condition and results of operations could be materially adversely affected.

DURING THE NEXT SEVERAL YEARS, WE WILL BE VERY DEPENDENT ON THE COMMERCIAL SUCCESS OF THALOMID.

At our present level of operations, we may not be able to attain profitability if physicians prescribe THALOMID only for those who are diagnosed with ENL. Under current FDA regulations, we are limited in our ability to promote THALOMID outside this approved use. The market for the use of THALOMID in patients suffering from ENL is relatively small. We have initiated clinical studies to examine whether or not THALOMID is effective and safe when used to treat disorders other than ENL, but we do not know whether these studies will in fact demonstrate safety and efficacy, or if they do, whether we will succeed in receiving regulatory approval to market THALOMID for additional indications. If the results of these studies are negative, or if adverse experiences are reported in these clinical studies or otherwise in connection with the use of THALOMID by patients, this could undermine physician and patient comfort with the product, could limit the commercial success of the product and could even impact the acceptance of THALOMID in the ENL market. FDA regulations restrict our ability to communicate the results of additional clinical studies to patients and physicians without first obtaining approval from the FDA to expand the authorized uses for this product.

IF OUR PRODUCTS ARE NOT ACCEPTED BY THE MARKET, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

There can be no assurance that those of our products that receive regulatory approval, including THALOMID, or those products for which no regulatory approval is required, will achieve market acceptance. A number of factors render the degree of market acceptance of our products uncertain, including the extent to which we can demonstrate the products' efficacy, safety and advantages, if any, over competing products, as well as the reimbursement policies of third party payors, such as government and private insurance plans. Failure of our products to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations.

WE FACE A RISK OF PRODUCT LIABILITY CLAIMS AND MAY NOT BE ABLE TO OBTAIN INSURANCE.

We may be subject to product liability or other claims based on allegations that the use of our technology or products has resulted in adverse effects, whether by participants in our clinical trials or by patients using our products. Thalidomide, when used by pregnant women, has resulted in serious birth defects. Therefore, necessary and strict precautions must be taken by physicians prescribing the drug to women with childbearing potential, and there can be no assurance that such precautions will be observed in all cases or, if observed, will be effective. Use of thalidomide has also been associated, in a limited number of cases, with other side effects, including nerve damage. Although we have product liability insurance that we believe is appropriate, there can be no assurance that we will be able to obtain additional coverage if required, or that such coverage will be adequate to protect us in the event claims are asserted against us. Our obligation to defend against or pay any product liability or other claim may have a material adverse effect on our business, financial condition and results of operations.

WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT AND MAY NEED TO SEEK ADDITIONAL FUNDING.

We have sustained losses in each year since our incorporation in 1986. We sustained net losses of $25.1 million and $25.4 million for the years ended December 31, 1998 and 1997, and $18.9 million for the nine months ended September 30, 1999. We had an accumulated deficit of $144.6 million and $119.5 million at December 31, 1998 and 1997, and $163.5 million at September 30, 1999. We expect to make substantial expenditures to further develop and commercialize our products, and, based on these expenditures, it is probable that losses will continue for at least the next six months. We expect that our rate of spending will accelerate as the result of increased clinical trial costs and expenses associated with regulatory approval and commercialization of products now in development. In order to fund our future operations, we will likely seek additional capital. We may not be able to raise additional capital on reasonable terms, if at all. There can be no assurance, assuming we successfully raise additional funds, that we will achieve profitability or positive cash flow.

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS.

We have historically experienced, and expect to continue for the foreseeable future to experience, significant fluctuations in our quarterly operating results. These fluctuations are due to a number of factors, many of which are outside our control, and may result in volatility of our stock price. Future operating results will depend on many factors, including:

o    demand for our products;

o    regulatory approvals for our products;

o the timing of the introduction and market acceptance of new products by us or competing companies;

o    the timing of certain research and development milestones; and

o    our ability to control our costs.

WE HAVE NO MANUFACTURING CAPABILITIES AND WE ARE DEPENDENT ON ONE SUPPLIER FOR THE RAW MATERIAL AND ONE MANUFACTURER FOR THE FORMULATION AND ENCAPSULATION OF THALOMID.

We currently have no experience in, or our own facilities for, manufacturing any products on a commercial scale. Currently, we obtain all of our bulk drug material for THALOMID from a single supplier and rely on a single manufacturer to formulate and encapsulate THALOMID. The FDA requires that all suppliers of pharmaceutical bulk material and all manufacturers of pharmaceuticals for sale in or from the United States achieve and maintain compliance with the FDA's current Good Manufacturing Practice, or cGMP, regulations and guidelines. If the operations of the sole supplier or the sole manufacturer were to become unavailable for any reason, the required FDA review and approval of the operations of a new supplier or new manufacturer could cause a delay in the manufacture of THALOMID which could have a material adverse effect on our business, financial condition and results of operations. We intend to continue to utilize outside manufacturers if and when needed to produce our other products on a commercial scale. If our outside manufacturers do not meet our requirements for quality, quantity or timeliness, or do not achieve and maintain compliance with all applicable regulations, our business, financial condition and results of operations could be materially adversely affected.

WE HAVE LIMITED MARKETING AND DISTRIBUTION CAPABILITIES.

Although we have a 60 person sales and commercialization group to sell THALOMID, we may be required to seek a corporate partner to provide marketing services with respect to our other products. Any delay in developing these resources could have a material adverse impact on our results of operations. We have contracted with a specialty distributor to distribute THALOMID. Failure of this specialty distributor to perform its obligations could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON COLLABORATIONS AND LICENSES WITH THIRD PARTIES.

Our ability to fully commercialize our products, if developed, may depend to some extent upon our entering into joint ventures or other arrangements with established pharmaceutical companies with the requisite experience and financial and other resources to obtain regulatory approvals and to manufacture and market such products. Accordingly, our success may depend, in part, upon the subsequent success of such third parties in performing preclinical and clinical trials, obtaining the requisite regulatory approvals, scaling up manufacturing, successfully commercializing the licensed product candidates and otherwise performing their obligations to us. We cannot assure you that:

o we will be able to enter into joint ventures or other arrangements on acceptable terms, if at all;

o our joint ventures or other arrangements will be successful;

o our joint ventures or other arrangements will lead to the successful development and commercialization of any products;

o we will be able to obtain or maintain proprietary rights or licenses to any technology or products developed in connection with our joint ventures or other arrangements; or

o we will be able to preserve the confidentiality of any proprietary rights or information developed in connection with our joint ventures or other arrangements.

THE HAZARDOUS MATERIALS WE USE IN OUR RESEARCH AND DEVELOPMENT COULD RESULT IN SIGNIFICANT LIABILITIES WHICH COULD EXCEED OUR INSURANCE COVERAGE AND FINANCIAL RESOURCES.

We use some hazardous materials in our research and development activities. While we believe we are currently in substantial compliance with the federal, state and local laws and regulations governing the use of these materials, we cannot assure you that accidental injury or contamination will not occur. Any such accident or contamination could result in substantial liabilities, which could exceed our insurance coverage and financial resources. Additionally, we cannot assure you that the cost of compliance with environmental and safety laws and regulations will not increase in the future.

RESIDUAL YEAR 2000 PROBLEMS COULD CAUSE A MATERIAL DISRUPTION IN OUR BUSINESS.

Although all of our computer hardware and software has been upgraded for Year 2000 compliance, all of our key vendors have provided assurance that they are Year 2000 compliant and there were no related problems at the transition into the Year 2000, any residual effect of the Year 2000 problem could cause a material disruption in our business.

INDUSTRY RISKS

THE  PHARMACEUTICAL  AND  AGROCHEMICAL   INDUSTRIES  ARE  SUBJECT  TO  EXTENSIVE
GOVERNMENT REGULATION AND THERE IS NO ASSURANCE OF REGULATORY APPROVAL.

The preclinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. There can be no assurance that we will be able to obtain the necessary approvals required to market our products in any of these markets. The testing, marketing and manufacturing of our products will require regulatory approval, including approval from the FDA and, in some cases, from the U.S. Environmental Protection Agency, or the EPA, and the U.S. Department of Agriculture, or the USDA, or governmental authorities outside of the United States that perform roles similar to those of the FDA and EPA. Certain of our pharmaceutical products in development also fall under the Controlled Substances Act of 1970, or the CSA, which requires authorization by the U.S. Drug Enforcement Agency, or the DEA, of the U.S. Department of Justice in order to handle and distribute these products. It is not possible to predict how long the approval processes of the FDA, EPA, DEA or any other applicable federal, state or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. Positive results in preclinical testing and/or early phases of clinical studies are no assurance of success in later phases of the approval process. Risks associated with the regulatory approval process include:

o in general, preclinical tests and clinical trials can take many years, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval;

o delays or rejections may be encountered during any stage of the regulatory approval process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency's requirements for safety, efficacy and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first;

o requirements for approval may become more stringent due to changes in regulatory agency policy, or the adoption of new regulations or legislation;

o the scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed;

o approved drugs and agrochemicals, as well as their manufacturers, are subject to continuing and on-going review, and discovery of previously unknown problems with these products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market; and

o regulatory authorities and agencies may promulgate additional regulations restricting the sale of our existing and proposed products.

Once approved, we cannot guarantee that the FDA will permit us to market those products for broader or different applications, or that it will grant us approval with respect to separate product applications which represent extensions of our basic technology, or that existing approvals will not be withdrawn or modified in a significant manner. In addition, it is possible that the FDA will promulgate additional regulations restricting the sale of our present or proposed products.

Labeling and promotional activities are subject to scrutiny by the FDA and state regulatory agencies and, in some circumstances, by the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. These regulations, and the FDA's interpretation of them, may impair our ability to effectively market THALOMID or other products which gain approval. The FDA actively enforces regulations prohibiting promotion of off-label uses and the promotion of products for which approval has not been obtained. Failure to comply with these requirements can result in regulatory enforcement action by the FDA. The FDA is aware that physicians prescribe THALOMID for off-label uses and has not, as of this date, initiated any regulatory actions against us. FDA approval of THALOMID requires that we distribute it under the rigid standards of our S.T.E.P.S. program in order to maintain approval.

Delays in obtaining, or the failure to obtain and maintain, necessary approvals from the FDA, EPA, DEA or other applicable regulatory authorities or agencies for our proprietary products or regulatory enforcement actions by FDA concerning our marketing practices would have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

Our success will depend, in part, on our ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties, when necessary, and conduct our business without infringing upon the proprietary rights of others. The patent positions of pharmaceutical firms, including ours, can be uncertain and involve complex legal and factual questions. In addition, the coverage sought in a patent application may not be obtained or may be significantly reduced before the patent is issued. Consequently, we do not know whether any of our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or commercial advantage. If any of our issued or licensed patents are infringed, we cannot guarantee that we will be successful in enforcing our intellectual property rights. Moreover, we cannot assure you that we can successfully defend against any patent infringement suit that may be brought against us by a third party. Patent infringement lawsuits in the pharmaceutical and biotechnology industries can be complex, lengthy and costly to both parties. Further, we rely upon unpatented proprietary and trade secret technology that we try to protect, in part, by confidentiality agreements with our collaborative partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. There can be no assurance that these agreements will not be breached or that we would have adequate remedies for any such breach. We cannot assure you that, despite precautions taken by us, others have not and will not obtain access to our proprietary technology or that such technology will not be found to be non-proprietary or not a trade secret. Our right to practice the inventions claimed in some patents which relate to products under development and THALOMID arises under licenses granted to us by others, including EntreMed, Inc. and The Rockefeller University. While we believe these agreements to be valid and enforceable, we cannot assure you that our rights under these agreements will continue or that disputes concerning these agreement will not arise. In addition, certain of the grants contained in the licenses granted to us depend upon the validity and enforceability of other agreements to which we are not a party.

THE PHARMACEUTICAL AND AGROCHEMICAL INDUSTRIES ARE HIGHLY COMPETITIVE AND SUBJECT TO RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGE.

The pharmaceutical and agrochemical industries in which we operate are highly competitive and subject to rapid and significant technological change. Our present and potential competitors include major chemical and pharmaceutical companies, as well as specialized pharmaceutical firms. Most of these companies have considerably greater financial, technical and marketing resources than us. We also experience competition from universities and other research institutions and, in some instances, we compete with others in acquiring technology from these sources. The pharmaceutical and agrochemical industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances in each field are made and become more widely known. The development of products or processes with significant advantages over those that we are seeking to develop could have a material adverse effect on our business, financial condition and results of operations.

SALES OF OUR PRODUCTS ARE DEPENDENT ON THIRD-PARTY REIMBURSEMENT.

Sales of our products will depend, in part, on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. These health care management organizations and third-party payors are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority of federal and state governments, and the prices of drugs have been targeted in this effort. We cannot assure you that our products will be considered cost effective by payors, that reimbursement will be available or, if available, that the level of reimbursement will be sufficient to allow us to sell our products on a profitable basis.

OFFERING RISKS

THE PRICE OF OUR COMMON STOCK HAS EXPERIENCED SUBSTANTIAL VOLATILITY AND MAY CONTINUE TO DO SO IN THE FUTURE.

There has been significant volatility in the market prices for publicly traded shares of pharmaceutical companies, including ours. In 1999, the price of our common stock fluctuated from a low of $11 5/16 to a high of $72 5/8. On January 25, 2000, our common stock closed at a price of $67 1/4. The price of our common stock may not remain at or exceed current levels. The following factors may have an adverse impact on the market price of our common stock:

o    announcements   of  technical  or  product   developments   by  us  or  our
     competitors;

o    market conditions for pharmaceutical and biotechnology stocks;

o    market conditions generally;

o    governmental regulation;

o    healthcare legislation;

o public announcements regarding medical advances in the treatment of the disease states that we are targeting;

o    patent or proprietary rights developments;

o    changes in third-party reimbursement policies for our products; or

o    fluctuations in our operating results.

THE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

Future sales of substantial amounts of our common stock could adversely affect the market price of our common stock. As of December 31, 1999, there were outstanding stock options for 2,327,267 shares of common stock, of which 967,234 were currently exercisable, and warrants either outstanding or issuable upon demand that are exercisable for 551,044 shares of common stock. In addition, the 9.25% convertible note issued on September 16, 1998 can be converted into 795,463 shares of common stock, the 9.0% convertible notes issued on January 20, 1999 can be converted into 833,400 shares of common stock and the 9.0% convertible notes issued on July 6, 1999 can be converted into 789,450 shares of common stock. Immediately prior to this offering, the selling stockholders will convert a portion of our 9.0% convertible notes issued in January 1999 held by them into 416,000 shares of our common stock. Upon issuance or conversion, all of these shares of common stock will be freely tradable.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.


We expect that the public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our outstanding common stock. As of September 30, 1999, our net negative book value was $(19.1) million and on a pro forma basis our net tangible book value after this offering will be $114.4 million. The amount of the increase in net tangible book value attributable to the investors in this offering will be $16.7 million, or $6.96 per share of common stock. Investors of our common stock in this offering will experience immediate and substantial dilution of approximately $147.4 million, or $61.40 per share of common stock.


OUR SHAREHOLDER RIGHTS PLAN AND CERTAIN CHARTER AND BY-LAW PROVISIONS MAY DETER A THIRD PARTY FROM ACQUIRING US.

Our board of directors has adopted a shareholder rights plan, the purpose of which is to protect stockholders against unsolicited attempts to acquire control of us that do not offer a fair price to all of our stockholders. The rights plan may have the effect of dissuading a potential acquirer from making an offer for our common stock at a price that represents a premium to the then current trading price.

Our board of directors has the authority to issue, at any time, without further stockholder approval, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges and preferences of those shares. Any issuance of preferred stock could discourage a third party from acquiring a majority of our outstanding voting stock. Additionally, our board of directors has adopted certain amendments to our by-laws intended to strengthen the board's position in the event of a hostile takeover attempt.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which may also dissuade a potential acquiror of our common stock.

                          FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus are forward-looking statements concerning our business, financial condition, results of operations, economic performance and financial condition. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and within the meaning of Section 21E of the Securities Exchange Act of 1934 are included, for example, in the discussions about:

o our strategy;

o new product development or product introduction;

o product sales, royalties and contract revenues;

o expenses and net income;

o our credit risk management;

o our liquidity;

o our asset/liability risk management; and

o our operational and legal risks.

These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of 2,000,000 shares of our common stock offered by us will be approximately $126.0 million, $148.9 million if the underwriters' over-allotment option is exercised in full, at an assumed public offering price of $67.25 per share and after deduction of the underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock in this offering by the selling stockholders.

We intend to use the net proceeds we receive from this offering for:

o the further commercialization and clinical development of THALOMID, including the expansion of our sales and commercialization organization;

o the further development of our oncology and immunology programs, including our IMiD and SelCID therapeutic agents;

o  the further development of our chiral products, including ATTENADE; and

o  general corporate purposes.

Pending use of the net proceeds we receive from this offering for the above purposes, we intend to invest funds in investment grade debt obligations.

                          PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol "CELG." The following table sets forth, for the periods indicated, the intra-day high and low sale prices per share of common stock on the Nasdaq National
Market:

                                                     -----------------------
                                                           HIGH          LOW
                                                     ----------   ----------
2000
First Quarter (through January 25, 2000) .........   $70 1/2      $   55

1999
Fourth Quarter ...................................   $72 5/8      $24 3/4
Third Quarter ....................................    29           14
Second Quarter ...................................    20 1/16      13 9/16
First Quarter ....................................    18 5/8       11 5/16

1998
Fourth Quarter ...................................   $17 1/4       $ 7 1/2
Third Quarter ....................................    15             4 1/8
Second Quarter ...................................    11 1/2         8 1/4
First Quarter ....................................    11 5/8         6 15/16

The last reported sales price per share of common stock on the Nasdaq National Market on January 25, 2000 was $67 1/4. As of December 31, 1999, there were approximately 450 holders of record of our common stock.

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                                CAPITALIZATION

The following table sets forth, as of September 30, 1999:

o our actual cash and cash equivalents and marketable securities available for sale and capitalization;

o our cash and cash equivalents and marketable securities available for sale and capitalization as adjusted to reflect:

   -- the sale of 2,000,000 shares of our common stock offered by us and the receipt by us of the net proceeds therefrom at an assumed public offering price of $67.25 per share and after deduction of the underwriting discounts and offering expenses payable by us; and

   -- the conversion by the selling stockholders of a portion of our 9.0% convertible notes issued in January 1999 into 416,000 shares of our common stock.

This table should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

                                                                                          ----------------------------
                                                                                               SEPTEMBER 30, 1999
                                                                                          ----------------------------
                                                                                                 ACTUAL    AS ADJUSTED
In thousands                                                                              -------------   ------------
Cash and cash equivalents and marketable securities available for sale ................    $   18,624      $  144,598
                                                                                           ==========      ==========
Capital lease obligation-net of current portion .......................................    $       45      $       45
Long term convertible notes ...........................................................        38,458          30,971
Stockholders' equity (deficit):
 Common stock, $.01 par value per share; 30,000,000 shares authorized; 17,151,595
   shares issued and outstanding; 19,567,595 shares issued and outstanding as adjusted            172             196
 Additional paid-in capital ...........................................................       144,945         278,382
 Accumulated deficit ..................................................................      (163,549)       (163,549)
 Accumulated other comprehensive loss .................................................           (64)            (64)
                                                                                           ----------      ----------
   Total stockholders' deficit ........................................................       (18,496)        114,965
                                                                                           ----------      ----------
     Total capitalization .............................................................    $   20,007      $  145,981
                                                                                           ==========      ==========

The above table excludes, as of September 30, 1999, 2,002,313 shares of common stock reserved for issuance upon conversion of our convertible notes, 602,833 shares reserved for issuance upon exercise of our outstanding warrants and 2,768,756 shares reserved for issuance upon exercise of our outstanding stock options.

                     SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus. The statements of operations data set forth below for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 are derived from our consolidated financial statements which have been audited by KPMG LLP, independent certified public accountants, and which are included elsewhere in this prospectus and are qualified by reference to such consolidated financial statements and the related notes thereto. Some other information has been derived from other audited consolidated financial statements. The statements of operations data set forth below for the nine months ended September 30, 1998 and 1999, and the balance sheet data as of September 30, 1999 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this prospectus and are qualified by reference to such unaudited condensed consolidated financial statements and the related notes thereto. The interim nine month data has been prepared on a basis consistent with that of the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Our historical results of operations are not necessarily indicative of future results of operations.


                                           ------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------
                                                    1994          1995         1996         1997         1998
In thousands, except share data            ------------- ------------- ------------ ------------ ------------

STATEMENTS OF OPERATIONS DATA:
Revenues:
 Product sales ...........................   $      --     $      32    $      65    $      --    $   3,266
 Research contracts ......................          98           440          817        1,122          535
                                             ---------     ---------    ---------    ---------    ---------
  Total revenues .........................          98           472          882        1,122        3,801
Expenses:
 Cost of goods sold ......................          --            --           --           --          282
 Research and development ................       3,678         6,393       15,153       17,380       19,772
 Selling, general and administrative .....       2,718         2,589        3,771        9,146       16,219
                                             ---------     ---------    ---------    ---------    ---------
  Total expenses .........................       6,396         8,982       18,924       26,526       36,273
                                             ---------     ---------    ---------    ---------    ---------
Operating loss ...........................      (6,298)       (8,510)     (18,042)     (25,404)     (32,472)
Other income and expense:
 Interest income .........................         587           568        1,308          496          705
 Interest expense ........................          --           425          324          112          256
                                             ---------     ---------    ---------    ---------    ---------
Loss from continuing operations ..........      (5,711)       (8,367)     (17,058)     (25,020)     (32,023)
Discontinued operations:
 Loss from operations ....................      (4,502)       (2,150)        (761)        (427)         (60)
 Gain on sale of chiral assets ...........          --            --           --           --        7,015
                                             ---------     ---------    ---------    ---------    ---------
Net loss .................................     (10,213)      (10,517)     (17,819)     (25,447)     (25,068)
Accretion of premium payable on
 preferred stock and warrants ............          --            --        1,013          521           25
Deemed dividend for preferred stock
 conversion discount .....................          --            --        2,778          953           --
                                             ---------     ---------    ---------    ---------    ---------
Net loss applicable to common
 stockholders ............................   $ (10,213)    $ (10,517)   $ (21,610)   $ (26,921)   $ (25,093)
                                             =========     =========    =========    =========    =========
Per share--basic and diluted:
 Loss from continuing operations .........   $   (0.73)    $   (1.04)   $   (1.81)   $   (2.05)   $   (1.98)
 Discontinued operations:
  Loss from operations ...................       (0.57)        (0.27)       (0.08)       (0.03)          --
  Gain on sale of chiral assets ..........          --            --           --           --         0.43
                                             ---------     ---------    ---------    ---------    ---------
 Net loss applicable to common
  stockholders ...........................   $   (1.30)    $   (1.30)   $   (2.29)   $   (2.20)   $   (1.55)
                                             =========     =========    =========    =========    =========
Weighted average number of shares of
 common stock outstanding ................       7,853         8,073        9,450       12,215       16,160


                                           ------------------------
                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,
                                           -------------------------
                                                   1998         1999
In thousands, except share data            ------------ ------------
                                                  (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:

Revenues:

 Product sales ...........................  $   1,031    $  15,064
 Research contracts ......................        105        1,732
                                            ---------    ---------
  Total revenues .........................      1,136       16,796
Expenses:
 Cost of goods sold ......................         59        2,076
 Research and development ................     13,969       14,366
 Selling, general and administrative .....     11,207       17,847
                                            ---------    ---------
  Total expenses .........................     25,235       34,289
                                            ---------    ---------
Operating loss ...........................    (24,099)     (17,493)
Other income and expense:
 Interest income .........................        497          512
 Interest expense ........................         45        1,955
                                            ---------    ---------
Loss from continuing operations ..........    (23,647)     (18,936)
Discontinued operations:
 Loss from operations ....................        (60)          --
 Gain on sale of chiral assets ...........      7,015           --
                                            ---------    ---------
Net loss .................................    (16,692)     (18,936)
Accretion of premium payable on
 preferred stock and warrants ............         25           --
Deemed dividend for preferred stock
 conversion discount .....................         --           --
                                            ---------    ---------
Net loss applicable to common
 stockholders ............................  $ (16,717)   $ (18,936)
                                            =========    =========
Per share--basic and diluted:

 Loss from continuing operations .........  $   (1.47)   $   (1.12)
 Discontinued operations:
  Loss from operations ...................         --           --
  Gain on sale of chiral assets ..........       0.44           --
                                            ---------    ---------
 Net loss applicable to common
  stockholders ...........................  $   (1.04)   $   (1.12)
                                            =========    =========
Weighted average number of shares of
 common stock outstanding ................     16,062       16,903

                                                    ------------------------------------------------------------------
                                                                               DECEMBER 31,
                                                    ------------------------------------------------------------------
                                                            1994         1995         1996          1997          1998
In thousands                                        ------------ ------------ ------------ ------------- -------------
BALANCE SHEET DATA:
Cash and cash equivalents and marketable securities
 available for sale ..............................    $    8,500   $   11,713   $   17,815   $    13,583   $     5,124
Total assets .....................................        11,548       14,211       20,938        18,217        11,928
Long term convertible notes ......................            --        4,592        2,026            --         8,349
Accumulated deficit ..............................       (60,473)     (70,989)     (92,599)     (119,521)     (144,613)
Total stockholders' equity (deficit) .............        10,004        7,143       16,065        15,425        (3,733)

                                                    --------------
                                                    SEPTEMBER 30,
                                                        1999
In thousands                                        --------------
                                                      (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and marketable securities
 available for sale .............................    $    18,624
Total assets ....................................         27,089
Long term convertible notes .....................         38,458
Accumulated deficit .............................       (163,549)
Total stockholders' equity (deficit) ............        (18,496)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

OVERVIEW

We were organized in 1980 as a unit of Celanese Corporation, a chemical company. Our initial mandate was to apply biotechnology to the production of fine and specialty chemicals. Following the 1986 merger of Celanese Corporation with American Hoechst Corporation, we were spun off as an independent company. In July 1987, we completed an initial public offering of our common stock and commenced the development of chemical and biotreatment processes for the chemical and pharmaceutical industries. We discontinued the biotreatment operations in 1994 to focus on our targeted small molecule cancer and immunology compound development programs and our biocatalytic chiral chemistry program.


Since 1990, our revenues have been generated primarily through research and development relating to, and supply of, chirally pure intermediates to pharmaceutical companies for use in new drug development and, to a lesser degree, from agrochemical research and development contracts. However, as we developed our cancer and immunology programs, sales of chirally pure intermediates became a less integral part of our strategic focus. Accordingly, on January 9, 1998, we completed the sale of our chiral intermediate business to Cambrex Corporation for $15.0 million. The terms of the sale provided for a payment of $7.5 million at closing and an additional amount of future royalties not to exceed the net present value on the date of contract of $7.5 million, with a guarantee of certain minimum payments beginning in the third year after closing.


In late September 1998, we commenced sales of our first commercial product, THALOMID.

We have sustained losses in each year since our inception in 1986. Through the first nine months of 1999, we had a net loss of $18.9 million and, at September 30, 1999, had an accumulated deficit of $163.5 million. We expect to make substantial expenditures to further commercialize and develop THALOMID, develop our oncology and immunology programs and expand our chiral business. Based on these expenditures, it is likely that losses will continue for at least the next six months.

Subject to the risks described elsewhere in this prospectus, we believe that there are significant market opportunities for the products and processes under development by us. To address these opportunities in a timely and effective manner, we intend to seek out collaborations and licensing arrangements with third parties. We have entered into agreements covering the manufacture and distribution for us of certain compounds, such as THALOMID, and the development by us of processes for producing chirally pure crop protection agents for license to agrochemical manufacturers. This development is performed through Celgro Corporation, our wholly owned subsidiary.

We have established a commercial organization to sell THALOMID and we currently employ 60 persons in this capacity. We intend to develop and market our own pharmaceuticals for indications with accessible patient populations. For drugs with indications for larger patient populations, we anticipate partnering with other pharmaceutical companies. We also anticipate partnering with companies for the development and commercialization of our chirally pure pharmaceutical and agrochemical products. We expect that these arrangements typically will include milestone payments, reimbursement of research and development expenses and royalty arrangements.

Future operating results will depend on many factors, including demand for our products, regulatory approvals of our products, the timing of the introduction and market acceptance of new products by us or competing companies, the timing of research and development milestones and our ability to control costs.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 1999 and 1998

Total revenues. Our total revenues for the nine months ended September 30, 1999 increased to $16.8 million from $1.1 million in the same period of 1998. Our revenues for the 1999 period consisted of product sales of THALOMID of $15.1 million and research contract revenues of $1.7 million. The increase in total revenues in the 1999 period was primarily due to a full nine months of sales of THALOMID compared with sales from the initial launch of THALOMID late in the third quarter of 1998, a milestone payment from an existing d-methylphenidate research agreement and research contract revenue generated by Celgro.

Cost of goods sold. Cost of goods sold for the nine months ended September 30, 1999 was $2.1 million compared with approximately $59,000 in the same period in 1998. The cost of goods sold does not reflect raw material or formulation and encapsulation costs of THALOMID prior to receiving FDA approval, as these costs were charged as research and development expenses.

Research and development expenses. Research and development expenses increased 3% to $14.4 million in the nine months ended September 30, 1999 from $14.0 million in the same period in 1998. The increase in spending was due to clinical trial costs, primarily for ATTENADE, of $3.1 million, which was offset by a decrease or reclassification of the following: regulatory consulting fees of approximately $600,000; quality assurance expenses of approximately $633,000, which were recorded in cost of goods sold in 1999; external university research program expenses of approximately $362,000; formulation and encapsulation expenses for THALOMID of $1.0 million incurred prior to FDA approval of THALOMID; and other expenses of approximately $500,000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 59% to $17.8 million in the nine months ended September 30, 1999 from $11.2 million in the same period of 1998. This increase was due primarily to the expansion of our sales and commercialization organization and related expenses of $2.4 million and warehousing and distribution expenses, including our S.T.E.P.S. program, of $2.9 million, both to support the commercial sales of THALOMID. This increase was also due to expenses for the medical affairs and drug safety department of approximately $600,000, amortization of expenses related to our convertible notes of
approximately   $500,000  and  other  miscellaneous  expenses  of  approximately
$200,000.

Interest income and interest expense. Interest income for the nine months ended September 30, 1999 increased 3% to approximately $512,000 from approximately $497,000 in the same period of 1998. The increase in interest income was due to higher average cash balances in 1999, primarily from investment of the net proceeds from our 9.0% convertible notes issued in July 1999. Interest expense for the nine months ended September 30, 1999 increased significantly to $2.0 million from approximately $45,000 in the same period in 1998. The increase in interest expense was due to interest on our three convertible notes with coupon rates of 9.25%, 9.0% and 9.0% placed in September 1998, January 1999 and July 1999.

Loss from continuing operations. Loss from continuing operations for the nine months ended September 30, 1999 decreased by 20% to $18.9 million from $23.6 million in the same period of 1998. The decrease was due primarily to the gross profit on the sales of THALOMID and increased research contract revenue offset by increased research and development and selling, general and administrative expenses as described above.

Discontinued operations. Discontinued operations in 1998 reflects the one-time gain on the sale of our chiral intermediate business of $7.0 million. The $60,000 loss in the nine months ended September 30, 1998 represents expenses for the nine-day period preceding the sale. There were no discontinued operations in 1999.

Fiscal Years Ended December 31, 1998, 1997 and 1996

Total revenues. In 1998, total revenues increased by 245% to $3.8 million from $1.1 million in 1997. This was due to product sales of $3.3 million of THALOMID, which was launched in late September 1998, offset by a decrease in revenues from research contracts of approximately $600,000 due to completion of a contract with a major agrochemical company at the end of 1997. Our revenues for 1997 represented an increase of 27% over 1996 revenues of approximately $882,000. Revenues were primarily from product sales in 1998 and research contracts for the years 1997 and 1996.

Cost of goods sold. Cost of goods sold in 1998 was approximately $282,000 and relates to THALOMID, our first commercial product, which was launched in late
September 1998. The cost of goods sold does not reflect raw material or formulation and encapsulation costs of THALOMID prior to receiving FDA approval, as these were charged as research and development expenses. There were no cost of goods sold in 1997 or 1996.

Research and development expenses. Research and development expenses for 1998 increased by 14% to $19.8 million from $17.4 million in 1997. This increase was due to an increase of $1.5 million primarily for clinical trials and preclinical toxicology studies for our chiral pharmaceutical program, and approximately $780,000 due to clinical trials for potential NDA filings for THALOMID.

Research and development expenses for 1997 increased by 15% to $17.4 million from $15.2 million in 1996. This increase was due to an increase in expenses of approximately $823,000 associated with our chiral pharmaceutical program and $1.3 million associated with facility and personnel charges related to establishing a separate location for our chiral agrochemical business.

Selling, general and administrative expenses. Selling, general and administrative expenses for 1998 increased by 78% to $16.2 million from $9.1 million in 1997. This was primarily due to sales and commercialization expenses of $4.8 million in anticipation of the THALOMID product launch as well as post-launch selling activities. The increase was also related to the infrastructure costs required to support our commercial operations, including medical affairs and drug safety costs of approximately $928,000, information systems development costs and additional finance personnel of approximately $423,000 and other administrative expenses such as legal, consulting and investor relations of approximately $900,000.

Selling, general and administrative expenses for 1997 increased by 143% to $9.1 million from $3.8 million in 1996. This was primarily due to the formation of a sales and commercialization organization in anticipation of the THALOMID product launch as well as an increase in some support functions resulting from the anticipated transition to a commercial operation. Major increases resulted from: sales and commercialization expenses of $3.4 million for sales force recruiting and training and other pre-launch expenses; medical affairs and drug safety costs of approximately $425,000; additional finance personnel and information systems development costs of approximately $366,000; executive and administrative costs for Celgro of approximately $487,000; and other administrative expenses such as legal, consulting and investor relations of approximately $600,000.

Interest income and interest expense. Interest income for 1998 increased by 42% to approximately $705,000 from approximately $496,000 in 1997. The increase was due to higher average cash balances in 1998. Interest income for 1997 decreased by 62% from $1.3 million in 1996. This decrease was attributable to lower average cash balances in 1997. Interest expense for 1998 increased 129% to approximately $256,000 from approximately $112,000 in 1997 due primarily to the interest expenses associated with our 9.25% convertible notes issued in September 1998. Interest expense in 1997 decreased 65% from approximately $324,000 in 1996. The decrease was due to the conversion to equity of our 8.0% convertible debentures issued in 1995.

Loss from continuing operations. Loss from continuing operations increased 28% to $32.0 million from $25.0 million in 1997. The increase was due primarily to spending related to the launch of THALOMID and ongoing research programs in oncology, immunology and chiral pharmaceuticals as described above. The loss from continuing operations for 1997 increased by 46% from $17.1 million in 1996 reflecting increased spending in oncology and immunology, the start of a THALOMID sales and commercialization organization and the start of our chiral pharmaceutical development program.

Loss from discontinued operations. The loss from discontinued operations decreased to approximately $60,000 in 1998 from approximately $427,000 in 1997 due to the sale of the chiral intermediate business in January 1998. We recorded a gain on the sale of the chiral intermediate assets of $7.0 million. The loss from discontinued operations decreased by 44% in 1997 from approximately $761,000 in 1996. The decrease was primarily a result of an increase in revenues to $2.1 million in 1997 from $1.4 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception in 1986, we have financed our working capital requirements primarily through private and public sales of our debt and equity securities, income earned on the investment of the proceeds from the sale of such securities, revenues from research contracts, product sales from businesses which we have since sold and currently from revenues from sales of THALOMID. We have raised approximately $100.0 million in net proceeds from three public and three private offerings, including our initial public offering in July 1987. We also issued convertible notes in September 1998, January 1999 and July 1999 with net proceeds aggregating $38.0 million.

Our net working capital as of September 30, 1999 was $17.2 million compared with $2.5 million at December 31, 1998. The increase was attributable to an increase in cash and cash equivalents and marketable securities available for sale of $13.5 million, an increase in accounts receivable and inventory of approximately $780,000, an increase in other current assets  of  approximately  $450,000  and  a  decrease  in  accounts  payable  of approximately $808,000 offset by an increase in accrued expenses of approximately $784,000. Net working capital consisted principally of cash and cash equivalents, marketable securities available for sale, accounts receivable, inventory, accounts payable and accrued expenses.

Cash and cash equivalents increased by $11.3 million in the first nine months of 1999 and marketable securities increased $2.2 million in the same period. This increase reflects the receipt in January 1999 and July 1999 of funds from the issuance of two convertible notes as well as increasing revenues from the sales of THALOMID.

We expect that our rate of spending will increase as the result of increased clinical trial costs, increased expenses associated with the regulatory approval process and commercialization of products now in development, increased costs related to the commercialization of THALOMID and increased working capital requirements. This increased spending will be mitigated by the collection of receivables resulting from sales of THALOMID. It is anticipated that the increasing sales of THALOMID, as well as existing cash resources, will be sufficient to fund operations through 2000.

YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

All of our computer hardware and software has been upgraded for Year 2000 compliance. All of our key vendors have provided assurance that they are Year 2000 compliant. While there were no Year 2000 related problems at the transition in the Year 2000, we are maintaining our contingency plans in the event any problems arise in the future.

The statement contained in the foregoing Year 2000 readiness disclosures is subject to protection under Year 2000 Information and Readiness Disclosure Act.

                                   BUSINESS

OVERVIEW

We are an independent biopharmaceutical company engaged primarily in the discovery, development and commercialization of orally administered, small molecule drugs for the treatment of cancer and immunological diseases. The key mechanisms of action for our drugs are modulation of the overproduction of TNF(alpha)and inhibition of angiogenesis. Additionally, our chiral chemistry program develops chirally pure versions of existing compounds for both pharmaceutical and agrochemical markets.

The FDA approved our first commercialized product, THALOMID, for sale in the United States in July 1998. The approved indication for THALOMID is for the treatment of acute cutaneous manifestations of moderate to severe ENL and as maintenance therapy for prevention and suppression of cutaneous manifestation recurrences. ENL is an inflammatory complication of leprosy. We sell this product in the United States through our 60 person sales and commercialization organization.

Our pipeline of new drugs is highlighted by two classes of orally administered therapeutic agents: IMiDS and SelCIDs. The IMiD class is based on the activity of THALOMID in modulating the overproduction of TNF(alpha) and inhibiting angiogenesis. In preclinical studies, our IMiDs have demonstrated a higher level of activity than thalidomide. In animal models, these compounds did not cause birth defects or sedation. We completed Phase I trials in the fourth quarter of 1999 for each of our lead IMiDs. We expect that the data on these trials will be compiled and released in the first quarter of 2000.

The second class of compounds, SelCIDs, is designed to modulate TNF(alpha) by selectively inhibiting PDE 4, a key cell-signaling enzyme. Our SelCIDs are targeted to control inflammation without broad suppression of the immune system. Phase I trials demonstrated our lead SelCID compound, CDC 801, was safe and well tolerated. There were no signs of nausea or vomiting, common side effects of known PDE 4 inhibitors. CDC 801 is being tested in a Phase II pilot, placebo controlled trial for the treatment of Crohn's disease. This trial is expected to be completed in the first quarter of 2000.

In the third quarter of 1999, we announced favorable clinical results of two Phase III pivotal efficacy trials for ATTENADE, a chirally pure version of dl-methylphenidate. dl-methylphenidate is commonly marketed as Ritalin. ATTENADE is designed to treat the symptoms of ADD and ADHD. We expect that the final 12-month safety trial will be completed in the first quarter of 2000 and we plan to submit an NDA to the FDA in the second half of 2000.

CELGENE PRODUCT OVERVIEW

The target disease states for, and clinical trial status of, THALOMID and our products and compounds currently under development are outlined in the following table:

-----------------------------------------------------------------------------------------------
PRODUCT        INDICATION/INTENDED USE             STATUS
------------   ---------------------------------   --------------------------------------------

THALOMID       ENL                                 Approved

               Multiple Myeloma                    Phase II trial data published
                                                   and presented at the American
                                                   Society  of Hematology  Phase III
                                                   pivotal trial protocol in preparation

               Myelodysplastic Syndrome            Phase II trial ongoing and initial data
                                                   presented at the American Society of
                                                   Hematology

               Leukemia                            Multiple Phase II trials underway

               Glioblastoma(1)                     Initial Phase II trials completed
                                                   Other Phase II trials underway

               Liver Cancer                        Phase II trial underway

               Kidney Cancer                       Phase II trial underway

               Prostate Cancer(1)                  Initial Phase II trial completed
                                                   Other Phase II trials underway

               Kaposi's Sarcoma(1)                 Phase II trial completed

               Cancer Cachexia                     Initial Phase II trial completed

               Sarcoidosis                         Initial Phase II trial completed
                                                   Other Phase II trials underway

               Scleroderma                         Initial Phase II trial completed

               Recurrent Aphthous Stomatitis       Phase III pivotal  trial  completed
                 in AIDS patients

               Crohn's disease                     Phase II trial completed and initial data
                                                   published

               Ulcerative Colitis                  Phase II trial underway

               Colon and Rectal Cancer(1)          Phase II trial announced

SelCIDs

  CDC 801      Crohn's disease                     Phase II trial underway

  CC 7085      Crohn's disease                     Preclinical toxicology

IMiDs

  CC 5013      Blood cancers                       Initial Phase I trial completed

  CC 4047      Blood cancers                       Initial Phase I trial completed

ATTENADE       Attention Deficit Disorder and      Phase III pivotal efficacy trials completed

               Attention Deficit Hyperactivity     Phase III safety trials ongoing
               Disorder

---------------
(1) At least one study supported by the National Cancer Institute.

OVERVIEW OF ONCOLOGY AND IMMUNOLOGY

Our clinical and commercial focus is to produce a portfolio of highly potent, selective drugs that have the potential to regulate the overproduction of TNF(alpha)and are anti-angiogenic.

TNF(alpha), produced primarily by certain white blood cells, is one of a number of proteins called cytokines that act as chemical messengers throughout the body to regulate many aspects of the immune system. TNF(alpha) is essential to mounting an inflammatory response, which is the normal immune system reaction to infection or injury that rids the body of foreign agents and promotes tissue repair. However, chronic or excessive production of TNF(alpha) has been implicated in a number of acute and chronic inflammatory diseases. These disease states, which are inadequately treated with existing therapies, include non-insulin dependent diabetes, Alzheimer's disease, congestive heart failure, inflammatory bowel disease, rheumatoid arthritis, cancer cachexia, Parkinson's disease, multiple sclerosis and lupus.

Traditional therapies for these disease states include anti-inflammatory drugs and immunosuppressive agents. These therapies often fail to achieve significant clinical benefits and can cause serious side effects such as severe drops in certain blood component counts, liver toxicity, osteoporosis, teratogenicity and various endocrine abnormalities. We believe that selective control and reduction of TNF(alpha) represents a promising new strategy for treating chronic inflammatory diseases. In pursuit of this strategy, two broad classes of compounds have been investigated: proteins and small synthetic molecules.

Anti-TNF(alpha) proteins, including anti-TNF(alpha) antibodies and TNF(alpha) soluble receptors, have demonstrated efficacy in the treatment of such chronic inflammatory diseases as rheumatoid arthritis and Crohn's disease. While initial doses of these anti-TNF(alpha) proteins have been well tolerated and have reduced disease activity in clinical studies, these proteins exhibit certain shortcomings linked to their nature as proteins. First, they are large molecules that must currently be injected or infused. Second, the period of efficacy of a given dosage of a protein-based drug can decline with repeated administration, rendering protein-based drugs more suitable for treatment of acute pathological conditions rather than chronic disease states. This limitation is due in part to increasing production by a patient's immune system of antibodies that neutralize administered proteins.

There are a number of large molecule, protein-based therapeutic products under development by other companies for TNF(alpha) modulation. One product has received approval from the FDA for the treatment of Crohn's disease and rheumatoid arthritis, and another has received approval for rheumatoid arthritis. Synthetic small molecule drugs, however, if successfully developed, may prove to be preferable in the treatment of chronic inflammatory diseases, due to factors such as oral dosing, lower cost of therapy and avoidance of undesirable immune response that results in adverse side effects and reduced efficacy. We believe that our small molecule immunotherapeutic compounds have the potential to selectively modulate TNF(alpha) while affording these benefits.

In addition, research has indicated that our small molecule drug, THALOMID, is anti-angiogenic. Angiogenesis is the fundamental biological process by which new blood vessels are formed. Cancer cells require oxygen and nutrients and initiate a biochemical mechanism that stimulates angiogenesis which, in turn, provides the cancerous cells with the blood supply that they need to grow. Inhibition of angiogenesis could adversely affect the graft of a tumor and be a potential anti-cancer therapy. This therapy could be also used in conjunction with radiation or more traditional chemotherapeutic agents. Currently, a number of anti-angiogenic agents are being developed by a number of companies. However, we believe that THALOMID is the only product on the market that has a direct anti-angiogenic effect. Moreover, preliminary research suggests that our two new classes of small molecule immunotherapeutic compounds -- one of which is based on thalidomide's activity -- may be anti-angiogenic.

THALOMID

In July 1998, we received FDA approval to market THALOMID for treatment of ENL and the product was launched in late September 1998. THALOMID is the first drug approved under a special "Restricted Distribution for Safety" regulation and is distributed through our S.T.E.P.S. program. Our program is designed to support the safe and appropriate use of THALOMID and has been made a part of the approved labeling for THALOMID. We are currently developing THALOMID for the treatment of a variety of serious disease states for which we believe there are currently no adequate approved therapies. Our current intent is to seek FDA approval for THALOMID for at least one cancer of the blood, such as multiple myeloma, one solid tumor cancer and an AIDS-related indication.

The immunological and anti-angiogenic properties of THALOMID are being investigated as the basis for treatment of a variety of oncological diseases, and a number of trials are ongoing, some in cooperation with the NCI, to evaluate the potential of the drug in cancer. Key investigations include multiple myeloma, which was the subject of an article and editorial in the November 18, 1999 issue of The New England Journal of Medicine, Volume 341, Number 21, and glioblastoma multiforme, for which initial data were presented in November 1999 at the Chemotherapy Foundation Symposium XVII in New York. Additional presentations have been made at the 41st ASH symposium in December 1999.

Our work with thalidomide was originally based on a scientific collaboration with The Rockefeller University's Laboratory of Cellular Physiology and Immunology. In the early 1990s, researchers at The Rockefeller University discovered that thalidomide is a selective modulator of TNF(alpha) and, therefore, could be of potential benefit in many serious immune-related disease states, including cachexia and other AIDS-related conditions. We believe that, in serious and debilitating disease states, the risk of birth defects and other potential side effects related to thalidomide is outweighed by the drug's potential clinical benefits. The Rockefeller University has granted to us certain exclusive rights and licenses to manufacture, use and sell thalidomide for treating the toxicity associated with high concentrations of TNF(alpha) in septic shock, cachexia and HIV-related disease states. Researchers at the Children's Medical Center, which is affiliated with Harvard University, discovered that thalidomide is anti-angiogenic and filed patents on this utility. These patents, some of which have not issued in the United States, are exclusively licensed to EntreMed, Inc. We were granted an exclusive sublicense to all of EntreMed's thalidomide patents in December 1998.

As a result of our own applications and designations acquired from EntreMed, we now have Orphan Drug designations from the FDA for THALOMID covering: primary brain malignancies; HIV associated wasting syndrome; severe Recurrent Aphthous Stomatitis, or RAS, in severely, terminally immunocompromised patients; clinical manifestations of mycobacterial infections caused by Mycobacterium tuberculosis and non-tuberculous mycobacteria; ENL; multiple myeloma; Crohn's disease and Kaposi's sarcoma. If the FDA approves any of these indications for THALOMID, we will be granted a seven-year period of exclusivity during which time the FDA is prohibited, except under some conditions, from approving another version of thalidomide for the approved indication.

Thalidomide was developed initially as a sedative, and was also widely prescribed by doctors in Europe in the late 1950s and early 1960s to pregnant women for relief of morning sickness. After severe birth defects were later observed with use of the drug, it was virtually removed from the world market. Thalidomide was later discovered to have therapeutic effects in the treatment of ENL, a disease that is rare in the United States but common in many parts of the developing world. Although the FDA had never approved the marketing of thalidomide, the U.S. Public Health Service has dispensed the drug for the treatment of ENL for the past 25 years. We note that thalidomide's history may limit market acceptance of THALOMID.

Oncology

Cancer tissue has many blood vessels. This observation has led to the realization that growth of blood vessels is essential for tumor growth, invasion and metastasis. Specifically, developing solid primary tumors are believed to remain clinically insignificant unless they can arrange to obtain nourishment from their host. Biochemically, an invasive tumor acts by altering a complex system of factors causing the formation of new blood vessels from existing ones. Almost three decades ago, it was proposed that this tumor angiogenesis could be a target of cancer therapy. Anti-angiogenic compounds were believed to be able to work by reducing or halting remaining tumor growth and could also be used in conjunction with more traditional chemotherapeutic agents. Thalidomide was discovered to be anti-angiogenic at the Children's Medical Center in Boston.

We are currently working with the NCI and a number of clinical investigators to assess the potential of THALOMID in the treatment of various cancers. In the first 12 months after THALOMID was commercially launched in the United States, approximately 70% of the product's prescriptions were in oncology, as reported by prescribers on our S.T.E.P.S. program enrollment surveys.

Multiple Myeloma. Multiple myeloma is a malignant proliferation of plasma cells and plasmacytoid cells. It is the second most common blood borne malignancy and is invariably fatal. According to the Leukemia Society of America, multiple myeloma accounts for about 13% of blood borne disease and affects approximately 40,000 people in the United States. The incidence of this disease is approximately four per 100,000, and approximately 14,400 cases are reported annually with approximately 11,000 deaths associated with the disease every year.

Clinical research published in the November 18, 1999 edition of The New England Journal of Medicine, Volume 341, Number 21, reported results of a study conducted at the University of Arkansas on the use of THALOMID in 84 multiple myeloma patients with advanced stage disease and histories of extensive prior chemotherapeutic interventions, radiation treatments and multiple bone marrow transplants. This Phase II study found that 32% of the patients had a partial response and 10% of the patients had a complete or nearly complete remission based on decreases in paraprotein, the myeloma protein in serum, or Bence Jones protein in urine, important markers of the progression of the disease. Clinical data from 180 patients in this study was presented at the December 1999 ASH meeting by researchers at the University of Arkansas who reported that 36% of the patients achieved a 25% reduction in tumor burden. Eighteen patients achieved paraprotein response of at least 90%, 14 patients achieved at least a 75% paraprotein response, 16 patients achieved at least a 50% paraprotein response and four patients achieved a complete response. Side effects reported by the investigators were constipation, weakness/fatigue and somnolence. A number of additional presentations and posters presented confirmatory evidence at the ASH meeting regarding the efficacy of THALOMID. In September 1999, similar findings were reported at the International Myeloma Workshop in Stockholm, Sweden on trials conducted at Cedars-Sinai Medical Center, Los Angeles. In this Phase II, open label study of 20 relapsing or progressive multiple myeloma patients utilizing low-dose THALOMID administered over an eight-week trial period, 30% of patients experienced a greater than 50% reduction of tumor burden. Further data confirming earlier trials was presented at the Chemotherapy Foundation Symposium XVII in November 1999 in New York on 15 refractory patients treated at Saint Vincents Medical Center, New York in which there was observed a 67% overall response with THALOMID alone or in combination with chemotherapy.

In the 12 months following the launch of THALOMID, as reported by prescribers on our S.T.E.P.S. program enrollment surveys, approximately 30% of total usage was in multiple myeloma. Based on this information and on the growing volume of clinical trial data, our plan is to develop a regulatory/clinical program based on what has been learned from these studies and file a supplemental NDA for THALOMID for the treatment of multiple myeloma.

Glioblastoma Multiforme. Glioblastomas are the most common brain tumors and account for 50% of all gliomas, an aggressive form of brain cancer. The usual treatment of high-grade gliomas is surgical removal followed by radiation therapy.

Studies at the New York University School of Medicine and at the Dana Farber Institute have demonstrated the potential for thalidomide as a treatment for glioblastoma multiforme. Phase I/II data from the New York University trial were presented in November 1999 at the Chemotherapy Foundation Symposium XVII in New York. THALOMID in combination with carboplatin was administered to 71 patients with recurrent glioblastoma multiforme. At the maximum tolerated dose of THALOMID, 53 of the patients were evaluated for efficacy, with 70% experiencing responses, two with partial responses, 35 with disease stabilization. The trial's most commonly reported side effects were constipation and drowsiness. A Phase III trial will assess whether patients benefited because of the higher carboplatin doses or if there was any synergy between thalidomide and carboplatin. Additionally, a Phase II trial has been initiated in collaboration with the NCI's Radiation Therapy Oncology Group to investigate the effect of THALOMID and radiation as co-therapy for the treatment of glioblastoma.

Other Oncology Indications. In addition to glioblastoma multiforme, the NCI is currently investigating THALOMID in clinical trials on prostate, colorectal, head and neck and non-small cell lung cancer. Other trials such as those in liver cancer, kidney cancer and leukemia are being run by key investigators. Recently, researchers in London reported that continuous, low-dose thalidomide is useful as an agent in patients with advanced cancers as a palliative. That study showed that three of 18 patients with kidney cancer also showed a response benefit and three patients had stabilization of their disease for periods of up to six months. In addition, four of 17 melanoma patients experienced stable disease for up to six months. According to a report in the medical journal
Lancet, follow-up studies using higher doses have also shown "encouraging results" in patients with kidney cancer. These researchers are now testing thalidomide in combination with interferon or interleukin 2 in this group. Similarly, the NCI reported trial results in which 63 patients were treated with either a low dose or a high dose of thalidomide. Approximately 53% of the low dose and 68% of the high dose patients had declines in prostate specific antigen, a recognized marker for prostate cancer. If successful, these studies would establish proof of principle, leading to the design of additional trials, including pivotal studies.

Immunology

THALOMID has been shown to impact the immune system both in vitro and in vivo. Examples of such biological activities include the inhibition of TNF(alpha), stimulation of the anti-inflammatory cytokine IL-10 and activation of T-cell function. These types of activities could prove to have therapeutic benefit in a variety of inflammatory, infectious and autoimmune diseases. The two key areas of investigation at present involve inflammatory bowel disease and serious complications associated with HIV/AIDS. In addition, other areas of investigation include sarcoidosis, an inflammation of body tissue which often attacks the lungs and lymph nodes, and scleroderma, a chronic tissue disorder.

Erythema Nodosum Leprosum. ENL is a complication of leprosy, a chronic bacterial disease. Although the disease is relatively rare in the United States, leprosy afflicts millions worldwide. ENL occurs in about 30% of leprosy patients and is characterized by cutaneous lesions, acute inflammation, fever and anorexia. On July 16, 1998, we received approval from the FDA to market THALOMID for the treatment of ENL.

Inflammatory Bowel Disease. According to the Crohn's and Colitis Foundation of America, there are approximately one million Americans with active inflammatory bowel disease. Inflammatory bowel disease is characterized by serious chronic inflammation of the wall or any part of the gastrointestinal tract and results in pain, bloating and diarrhea. In addition, the chronic inflammation may result in abscesses and fistula formation. The most serious form of inflammatory bowel disease is known as Crohn's disease with an estimated 70,000 to 125,000 U.S. patients diagnosed with active moderate to severe manifestation of the disease.

A Phase II pilot study using THALOMID in patients with severe Crohn's disease has been concluded at the Cedars-Sinai Medical Center, Los Angeles, and reported in the journal Gastroenterology. About 70% of the patients suffering from moderate to severe Crohn's disease who completed at least five weeks of the 12-week trial demonstrated a response when treated with low dose THALOMID, with 20% of these patients experiencing remission. All patients were able to reduce their steroid regimen by at least 50%, with 44% of patients discontinuing steroids. Data from this trial suggests that THALOMID may provide clinical benefit and potentially reduce the need for steroid treatment. This combination of effects could mean improvement over current therapeutic options. A similar Phase II pilot study has been initiated at Cedars-Sinai Medical Center using THALOMID for chronically active ulcerative colitis, which is another form of inflammatory bowel disease. Estimates of the prevalence of ulcerative colitis in the United States generally range between 250,000 and 500,000. Recent preliminary data has shown that eight of 11 patients with intractable bowel disease benefited from THALOMID.

HIV/AIDS. Recurrent Aphthous Stomatitis, or RAS, is a complication of AIDS characterized by lesions of the oral cavity, esophagus and gastrointestinal tract and may interfere with normal eating. We believe RAS currently afflicts an estimated 5,000 AIDS patients in the United States. Positive results have been reported in a study conducted by the AIDS Clinical Trials Group of the National Institutes of Health using a formulation of thalidomide manufactured by a third party. In mid-1997, we began a pivotal clinical trial involving 84 patients for the evaluation of THALOMID in the treatment of RAS, using the same principal investigator as the AIDS Clinical Trials Group study. We will be analyzing this clinical trial data in 2000 with a view toward the possibility of a supplemental NDA submission to the FDA.

S.T.E.P.S. Program

Working with the FDA and other governmental agencies as well as certain advocacy groups, we designed and implemented our S.T.E.P.S. program, the objective of which is the safe and appropriate use of THALOMID. This proprietary program includes comprehensive physician, pharmacist and patient education. Female patients are required to use contraception and are given pregnancy tests regularly. All patients are also subject to other requirements, including informed consent and participation in a confidential outcomes registry managed on our behalf by an academic epidemiology research group. Physicians are also required to comply with the educational, contraception counseling, informed consent and pregnancy testing and other elements of the program. Dispensing pharmacists are required to confirm that the physician is a registered participant in the program, and that the patient has signed an informed consent. Automatic refills are not permitted under the program and each prescription may not exceed four weeks dosing. A new prescription is required each month.

Sales and Commercialization

We have established an organization of approximately 60 persons to sell and commercialize THALOMID. These individuals have considerable experience in the pharmaceutical industry and many have experience with oncological and immunological products. We expect to expand our THALOMID sales and commercialization group to support products we develop to treat oncological and immunological diseases. We intend to market and sell the products we develop for indications with accessible patient populations. For drugs with indications with larger patient populations, we anticipate partnering with other pharmaceutical companies. In addition, we are positioned to accelerate the expansion of these sales resources as appropriate to take advantage of product in-licensing and product acquistion opportunities. We intend to establish commercial relationships with selected companies in other countries to market THALOMID.

Manufacturing

THALOMID is formulated and encapsulated for us by Penn Pharmaceuticals Ltd. of Great Britain in an FDA approved facility devoted exclusively to the production of THALOMID capsules. Both the bulk manufacturing facility that produces the drug substance for THALOMID and the Penn facility have been certified as cGMP compliant. In certain instances, we may be required to make substantial capital expenditures to access additional manufacturing capacity. In addition, we have established a contract with another cGMP certified bulk drug substance supplier for THALOMID that will begin in 2001 once the regulatory process is completed. We are also actively seeking an alternate manufacturer to provide additional capacity for the formulation and encapsulation of THALOMID and expect that this will be concluded in 2000.

IMIDS

We have designed and synthesized a number of novel structural analogues of thalidomide called IMiDs which have been demonstrated in in vitro tests to be substantially more potent than thalidomide. There can be no assurance, however, that the same effect can be duplicated in humans. Animal models have suggested that our IMiDs do not cause the birth defects associated with thalidomide. Research on these compounds has identified two clinical trial candidates and each has advanced into a Phase I trial. Research continues on follow-on compounds with enhanced immunological and anti-angiogenic activity. IMiDs may have potential for treating conditions where there is a deficiency in T-cell activity, such as viral diseases including HIV-related diseases, or for enhancing potential IL-12 mediated anti-tumor activities. In preclinical studies, our lead IMiD compound has been shown to inhibit interleukins 1-beta, 6 and 12 while stimulating the production of interleukins 10 and 2 as well as interferon gamma. The activity of T-cells is enhanced by the compound up to 1,000 times more than with thalidomide. We expect to advance at least one of the lead IMiDs, CC 5013 or CC 4047, into a Phase II pilot trial in a blood cancer during 2000. The U.S. Patent and Trademark Office has issued composition of matter and use patents to us relating to our IMiDs.

SELCIDS

We have designed, synthesized and tested a large number of SelCIDs. These compounds have demonstrated the ability to be highly specific inhibitors of TNF(alpha) overproduction in in vitro bioassays of human cells. SelCIDs appear to have a specific inhibitory effect on PDE 4, which is linked to the overproduction of TNF(alpha). Studies have determined that many of the SelCIDs decrease synthesis of TNF(alpha) through selective inhibition of PDE 4.
Preclinical and animal tests have shown this class of compounds to be up to 10,000 times more active with a longer half-life than THALOMID. We believe that control of TNF(alpha) at its source, versus simple removal of circulating levels of the cytokine, may facilitate more effective therapy without immune suppression. There can be no assurance, however, that the same effect can be duplicated in humans.

Our lead SelCID, CDC 801, was found to be well tolerated in two Phase I trials completed in 1999 in the United Kingdom. A Phase II pilot trial for this compound in Crohn's disease commenced in 1999 at the Cedars-Sinai Medical Center and results are expected in the first quarter of 2000. In addition, we expect to initiate a Phase II pilot trial for CDC 801 in a blood cancer during 2000. Other SelCIDs have been identified and the most advanced of these is undergoing toxicological evaluation in preparation for the initiation of Phase I trials. Unlike many therapeutics which inhibit PDE 4, SelCIDs have not shown any evidence of acute nausea and vomiting in patients. The U.S. Patent and Trademark Office has issued to us composition of matter and use patents relating to our SelCIDs.

CHIRAL CHEMISTRY

Many human pharmaceuticals and agrochemicals exist in two different three-dimensional configurations that are identical in chemical structure but are mirror images of each other. These conformations, known as enantiomers, or isomers, generally interact differently with biological targets. In clinical applications, one isomer may result in the desired therapeutic effect by stimulating or inhibiting a targeted biological function, while the other isomer may be inactive or cause undesirable side effects. In contrast to racemic compositions which contain both isomers, the use of chirally pure pharmaceuticals can result in significant clinical benefits such as reduced toxicity and increased efficacy. In agrochemical applications, the use of chirally pure chemicals can result in a substantially reduced volume of product required to achieve the desired benefit, thereby potentially lowering manufacturing costs and reducing the environmental burden as compared with racemic chemicals.

Our biocatalytic process enables the efficient production of chirally pure compounds. This patented process is based primarily on the use of enzymes called aminotransaminases, which are optimized by us through a variety of techniques including genetic engineering. These enzymes catalyze the production of only the desired stereoisomer of a chiral compound and can be used in conventional chemical synthesis reactors at room temperature.

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Our biocatalytic  process for producing chirally pure compounds differs from the more common approach of producing racemic mixtures followed by separation of the desired stereoisomer through resolution techniques such as crystallization or
chromatography.   These  traditional   approaches  to  producing  chirally  pure
compounds can be cumbersome, result in low yields, use substantial amounts of raw materials and involve the disposition of waste product. Traditional approaches also are generally less economical than our process. We believe that our biocatalytic process can be applied to the manufacture of a wide variety of organic chemicals.

We believe there is a significant incremental opportunity in developing selected, chirally pure versions of approved drugs currently sold in racemic form. Compounds that have been approved and marketed have a significant body of information regarding their safety and efficacy and consequently:

o the cost and duration of preclinical evaluations and clinical trials may be reduced if reference may be made to data used in the course of obtaining regulatory approval for the racemic parent compound;

o  the risk of not obtaining regulatory approval may be reduced; and

o marketing risks may also be reduced due to the established market for the parent compound.

We have made significant progress over the past year in the development of ATTENADE, the chirally pure version of Ritalin. We have also made significant progress in the development and production of chirally pure agrochemicals. We believe that the agrochemical market presents a substantial opportunity because many agrochemicals produced in racemic form could be manufactured in chirally pure form.

ATTENADE

We have completed two pivotal Phase III efficacy trials for ATTENADE. These trials found that ATTENADE met all efficacy parameters for controlling symptoms of ADD and ADHD in school-age children. Drugs containing dl-methylphenidate such as Ritalin have been used for decades for the treatment of ADD and ADHD. We believe that one million children in the United States were treated with dl-methylphenidate and other psychostimulants in 1998. Total U.S. sales in 1998 of drugs used to treat the symptoms of ADD and ADHD were approximately $500 million.

More than 200 children participated in our pivotal trials. Both multi-center trials compared ATTENADE to placebo; the second trial directly compared the efficacy of both ATTENADE and dl-methylphenidate to placebo. As compared to placebo, ATTENADE demonstrated a statistically significant longer duration of action than dl-methylphenidate. ATTENADE controlled the symptoms of ADD and ADHD at all times measured in the study while dl-methylphenidate did not control the symptoms at the last measurement. In both trials, behavioral and objective measures were examined. ATTENADE had favorable scores over dl-methylphenidate in all parameters measured. The results of the primary efficacy analysis indicated that ATTENADE was significantly more effective than placebo as evaluated by a behavioral scale, signifying an improvement in the clinical status of the children. The results of the second trial confirmed the drug's efficacy and indicated a significantly longer duration of action for ATTENADE compared to dl-methlyphenidate as measured by a behavioral scale. The Phase III safety trial is scheduled for completion in the first quarter of 2000 and an NDA submission is anticipated later in the year. Clinical trials on a pulsed release formulation are planned to commence in the first half of 2000.

We are in discussions regarding partnerships for ATTENADE in the United States and Europe. In Canada, where it is awaiting registration, ATTENADE is licensed to Biovail Corporation, which purchased $2.5 million dollars worth of our stock and will pay to us licensing fees, milestone payments and royalties. We have been issued patents for the use of ATTENADE for the treatment of ADD and ADHD, and for the once-a-day administration of methylphenidate drugs in a controlled or pulsed release formulation that includes both the chirally pure d-methylphenidate and the racemic form. In addition, we have been issued process patents covering our manufacturing process for the active substance.

Chirally Pure Agrochemicals

Celgro is applying our proprietary biocatalytic synthesis technology to agrochemicals. Celgro's approach is to work with agrochemical companies to adapt our biocatalytic technology to the manufacture of chirally pure versions of their existing crop protection product and then license the technology to these companies in exchange for royalties. Celgro will also seek to develop chirally pure versions of existing agrochemicals on its own and then enter into license agreements with third

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parties, who would manufacture and sell the agrochemicals.  We expect that these
arrangements  typically  will  include  milestone  payments,   reimbursement  of
research and development expenses and royalty arrangements. We have entered into research and development agreements with two leading agrochemical companies and initiatives are underway to secure additional collaborations.

We also believe that our chiral technology can be enabling in agrochemical applications because it has the potential to significantly lower manufacturing costs compared to conventional technologies and other chiral technologies. Compared to our biocatalytic process, conventional technologies require more raw materials and greater plant capacity to produce the same effective quantity of product, while other chiral technologies require specialized equipment, more expensive chiral agents, more raw material and greater capacity for handling hazardous wastes produced in the separation process. In addition, it is anticipated that the required application amount of a chirally pure form of an agrochemical could be substantially less than the racemic form and achieve the same or better results, thereby reducing environmental burden. Agrochemicals are highly price sensitive and, therefore, a process that produces chirally pure products at significant cost savings could be in substantial demand.

PATENTS AND PROPRIETARY TECHNOLOGY

Patents and other proprietary rights are important to our business. It is our policy to seek patent protection for our inventions, and also to rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Under an agreement with The Rockefeller University, we have obtained certain exclusive rights and licenses to manufacture, have manufactured, use and sell products that are based on compounds that were identified in research carried out by The Rockefeller University and us, that have activity associated with TNF(alpha). The Rockefeller University has identified a method of using thalidomide and certain thalidomide-like compounds to treat certain symptoms associated with abnormal concentrations of TNF(alpha), including those manifested in septic shock, cachexia and HIV infection. In 1995, The Rockefeller University was issued a U.S. patent which claims such methods. This U.S. patent expires in 2012 and is included in the patent rights exclusively licensed to us under the license from The Rockefeller University. However, The Rockefeller University did not seek corresponding patents in any other country in respect of this invention. The Rockefeller University has filed an additional U.S. patent application and an international patent application relating to the activity of thalidomide related to interleukin-12. Under the license from The Rockefeller University, we were obligated to pay certain specified royalties to The Rockefeller University on net sales of licensed products for covered indications. In November 1999, we agreed with The Rockefeller University to substitute a lump sum payment and issue stock options to The Rockefeller University and the inventors in lieu of the royalties previously payable under the license. The license from The Rockefeller University is coterminous with the last to expire of the licensed patents and is terminable by The Rockefeller University only in the event of a breach of the agreement's terms by us which breach shall fail to be remedied for more than sixty days after notice thereof. Any termination of the license from The Rockefeller University could have a material adverse effect on our business, financial condition and results of operations.

In 1998, we were granted an exclusive sublicense to all of the thalidomide patents and patent applications worldwide, exclusively licensed to EntreMed by the Children's Medical Center Corp., which is affiliated with Harvard University, related to the anti-angiogenic action of thalidomide. Three U.S. patents issued to Children's Medical Center Corp. will expire in 2014. Corresponding foreign patent applications and additional U.S. patent applications are still pending. Further, we have also exclusively sublicensed pending U.S. and foreign patent applications related to the use of thalidomide in combination with other therapeutic agents. There can be no assurance that additional patents will issue, or that if patents issue, that such patents will provide us with significant proprietary protection or commercial advantage. The license from EntreMed is coterminous with the last to expire of the licensed patents and we must pay royalties for at least 12 years from our first commercial sale in the United States. The EntreMed license is terminable in the event of a breach by us, which breach shall fail to be remedied for 60 days after notice thereof. Any termination of the license from EntreMed could have a material adverse affect on our business, financial condition and results of operations.

We have been issued a total of 36 U.S. patents and have filed an additional 15 U.S. patent applications. Of the issued patents, 14 relate to our oncologic or immunologic compounds and uses and six are directed to methylphenidate therapeutic compositions and processes. Our U.S. patents expire between 2001 and 2019. We have filed patient applications and in some instances have obtained patents in certain other countries which correspond to some, but not all of our U.S. patents. We expect to continue to file patent applications covering the use of our proprietary inventions.

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

Prior to the enactment in the United States of new laws adopting certain changes mandated by the General Agreement on Tariffs and Trade, the exclusive rights afforded by a U.S. patent were for a period of 17 years measured from the date of grant. Under these new laws, the term of any U.S. patent granted on an application filed subsequent to June 8, 1995 will terminate 20 years from the date on which the patent application was filed in the United States or the first priority date, whichever occurs first. Future patents granted on an application filed before June 8, 1995 will have a term that terminates 20 years from such date, or 17 years from the date of grant, whichever date is later.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, a U.S. product patent or use patent may be extended for up to five years under certain circumstances to compensate the patent holder for the time required for FDA regulatory review of the product. The benefits of this act are available only to the first approved use of the active ingredient in the drug product and may be applied only to one patent per drug product. There can be no assurance that we will be able to take advantage of this law.


Our success will depend, in part, on our ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties when necessary and conduct its business without infringing the proprietary rights of others. The patent positions of pharmaceutical and biotechnology firms, including ours, can be uncertain and involve complex legal and factual questions. In addition, the coverage sought in a patent application can be significantly reduced before the patent is issued. Consequently, we do not know whether any of our owned or licensed pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or commercial advantage, or whether they will be circumvented or infringed upon by others. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we, or our licensors, were the first to make the inventions covered by each of the pending patent applications or that we, or our licensors, were the first to file patent applications for such inventions. In the event a third party has also filed a patent for any of its inventions, we, or our licensors, may have to participate in interference proceedings declared by the U.S. patent and Trademark Office to determine priority of invention, which could result in the loss of a U.S. patent or loss of any opportunity to secure U.S. patent protection for the invention. Even if the eventual outcome is favorable to us, such interference proceedings could result in substantial cost to us. Prosecution of patent applications and litigation to establish the validity and scope of patents, to assert patent infringement claims against others and to defend against patent infringement claims by others can be expensive and time-consuming. There can be no assurance that, in the event that claims of any of our owned or licensed patents are challenged by one or more third parties, any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable. An adverse outcome in such litigation could cause us to lose exclusivity relating to the subject matter delineated by such patent claims and may have a material adverse effect on our business. If a third party is found to have rights covering products or processes used by us, we could be forced to cease using the products or processes covered by the disputed rights, subject to significant liabilities to such third party and/or required to license technologies from such third party. Also, different countries have different procedures for obtaining patents and patents issued by different countries provide different degrees of protection against the use of a patented invention by others. There can be no assurance, therefore, that the issuance to us in one country of a patent covering an invention will be followed by the issuance in other countries of patents covering the same invention or that any judicial interpretation of the validity, enforceability or scope of the claims in a patent issued in one country will be similar to the judicial interpretation given to a corresponding patent issued in another country. Furthermore, even if our owned or licensed patents are determined to be valid and enforceable, there can be no assurance that competitors will not be able to design around such patents and compete with us using the resulting alternative technology. We do not currently have, nor do we intend to seek, patent protection relating to the use of THALOMID to treat ENL.


We also rely upon unpatented, proprietary and trade secret technology that we seek to protect, in part, by confidentiality agreements with our collaborative partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. There can be no assurance that these agreements provide meaningful protection or that they will not be breached, that we would have adequate remedies for any such breach or that our trade secrets, proprietary know-how and technological advances will not otherwise become known to others. In addition, there can be no assurance that, despite precautions taken by us, others have not and will not obtain access to our proprietary technology or that such technology will not be found to be non-proprietary or not a trade secret.

GOVERNMENTAL REGULATION

Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of pharmaceuticals and in our ongoing research and development activities. All of our therapeutic products

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will   require   regulatory   approval  by   governmental   agencies   prior  to
commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-marketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and in some cases state statutes and regulations also govern or impact upon the manufacturing, safety, labeling, storage, record-keeping and marketing of such products. The lengthy process of
seeking  required   approvals  and  the  continuing  need  for  compliance  with applicable statutes and regulations, require the expenditure of substantial resources. Regulatory approval, when and if obtained, may be limited in scope which may significantly limit the indicated uses for which a product may be marketed. Further, approved drugs, as well as their manufacturers, are subject to ongoing review and discovery of previously unknown problems with such products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market. Any failure by us, our collaborators or licensees to obtain or maintain, or any delay in obtaining regulatory approvals could adversely affect the marketing of our products, and our ability to receive product revenue, royalty revenue or profit sharing payments.

The activities required before a pharmaceutical may be marketed in the United States begin with preclinical testing not involving human subjects. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of a product and its formulations. The results of these studies must be submitted to the FDA as part of an Investigational New Drug application, or IND, which must be reviewed by the FDA primarily for safety considerations before proposed clinical trials in humans can begin.

Typically, clinical trials involve a three-phase process. In Phase I, clinical trials are generally conducted with a small number of individuals to determine the early safety and tolerability profile and the pattern of drug distribution and metabolism within the body. If the Phase I trials are satisfactory, Phase II clinical trials are conducted with groups of patients in order to determine preliminary efficacy, dosing regimes and expanded evidence of safety. In Phase III, large-scale, multi-center, adequately powered and well-controlled, comparative clinical trials are conducted with patients in effort to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. However, in some limited circumstances Phase III trials may be modified to allow evaluation of safety and efficacy in a less regimented manner, which may allow us to rely on historical data relating to the natural course of disease in untreated patients. In some cases, as a condition of NDA approval, confirmatory trials are required to be conducted after the FDA's approval of an NDA in order to resolve any open issues. The FDA requires monitoring of all aspects of clinical trials and reports of all adverse events must be made to the agency, both before and after drug approval.

The results of the preclinical testing and clinical trials are submitted to the FDA as part of an NDA for evaluation to determine if the product is adequate for approval to commence commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria. When an NDA is approved, the manufacturer must employ a system for obtaining reports of experience and side effects that are associated with the drug and make appropriate submissions to the FDA.

Pursuant to the Orphan Drug Act, a sponsor may request that the FDA designate a drug intended to treat a "rare disease or condition" as an "orphan drug." A "rare disease or condition" is defined as one which affects less than 200,000 people in the United States or which affects more than 200,000 people, but for which the cost of development and making available the drug is not expected to be recovered from sales of the drug in the United States. Upon the approval of the first NDA for a drug designated as an orphan drug for a specified indication, the sponsor of the NDA is entitled to exclusive marketing rights in the United States for such drug for that indication for seven years. Orphan drugs may also be eligible for federal income tax credits for costs associated with the drug's development. Possible amendment of the Orphan Drug Act by the United States Congress and possible reinterpretation by the FDA are the subject of frequent discussion. FDA regulations reflecting certain definitions, limitations and procedures initially went into effect in January 1993 and were amended in certain respects in 1998. Therefore, there is no assurance as to the precise scope of protection that may be afforded by orphan drug status in the future or that the current level of exclusivity and tax credits will remain in effect. We have received from the FDA orphan drug approval for thalidomide for the treatment of ENL. Celgene also has received orphan drug designations for thalidomide: for the treatment of multiple myeloma; for the treatment of HIV-associated wasting syndrome; for the treatment of the clinical manifestations of mycobacterial infection caused by Mycobacterium tuberculosis and non-tuberculosis mycobacteria; for the treatment of severe recurrent apthous stomatitis in severely, terminally compromised patients; and for the treatment of Crohn's disease. We also obtained orphan drug designation in Kaposi's sarcoma and primary brain malignancies as part of our agreement with EntreMed. However, there can be no assurance that another company also holding orphan drug designation will not receive approval prior to us for the use of thalidomide for the treatment of one or more of these indications, other than ENL. If that were to happen, our applications for that indication could not be approved until the competing company's seven-year period of exclusivity expired.

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Among the conditions for NDA approval is the  requirement  that the  prospective manufacturer's quality control and manufacturing procedures continually conform with the FDA's cGMP. In complying with cGMP, manufacturers must devote extensive time, money and effort in the area of production and quality control and quality assurance to maintain full technical compliance. Manufacturing facilities and company records are subject to periodic inspections by the FDA to ensure compliance. If a manufacturing facility is not in substantial compliance with these requirements, regulatory enforcement action may be taken by the FDA which may include seeking an injunction against shipment of products from the facility and recall of products previously shipped from the facility.

Failure to comply with applicable FDA regulatory requirements can result in informal administrative enforcement actions such as warning letters, recalls or adverse publicity issued by the FDA or in legal actions such as seizures, injunctions, fines based on the equitable remedy of disgorgement, restitution and criminal prosecution.

Steps similar to those in the United States must be undertaken in virtually every other country comprising the market for our products before any such product can be commercialized in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. There can be no assurance that approvals will be granted on a timely basis or at all. In addition, regulatory approval of prices is required in most countries other than the United States. There can be no assurance that the resulting prices would be sufficient to generate an acceptable return to us.

COMPETITION

The pharmaceutical and agrochemical industries in which we compete are each highly competitive. Our competitors include major pharmaceutical and biotechnology companies, most of which have considerably greater financial, technical and marketing resources than us. We also experience competition in the development of our products and processes from universities and other research institutions and, in some instances, compete with others in acquiring technology from such sources.

Competition in the pharmaceutical industry, and specifically in the oncology and immunology areas being addressed by us, is particularly intense. Numerous companies are pursuing techniques to modulate TNF(alpha) production through various combinations of monoclonal antibodies, TNF(alpha) receptors and small molecule approaches. Two U.S. companies, Centocor Inc., a wholly owned subsidiary of Johnson & Johnson, and Immunex Corporation, have registered drugs that block the disease-causing effects of TNF(alpha) in inflammatory arthritis and bowel disease. Both drug products are registered only in the United States and have been marketed since 1998. In the United States the present cost of TNF(alpha)modulating drugs, not including medical or other charges, is between $7,000 and $11,500 per patient year. Both U.S. companies have applied for European registration of their products. Amgen Inc. is currently also developing a soluble TNF(alpha) receptor. BASF A.G. has a human antibody in development and Celltech Group plc has a humanized antibody. In addition, a number of other companies are attempting to address, with other technologies and products, the disease states currently being targeted by us. EntreMed is researching the effectiveness of its own thalidomide analogues as anti-angiogenic agents in the treatment of retinal disease and cancer. Andrulis Pharmaceuticals Corp., a small, privately held company, is attempting to develop thalidomide for the treatment of AIDS-related complications.

Several companies have established chiral products and chiral technologies. Sepracor Inc. and Chiroscience Group plc are actively developing chirally pure versions of pharmaceuticals currently marketed in racemic form. Chiroscience has completed Phase I trials in the United Kingdom for a chirally pure version of dl-methylphenidate and is working with Medeva plc, a leading supplier of dl-methylphenidate in the United States, towards full clinical development. Chiroscience has also taken certain steps to assert patent and proprietary rights with respect to its formulation of a chirally pure version of dl-methylphenidate. The agrochemical market is large and, within this market, efforts are underway by the in-house development staffs of agrochemical companies to produce chirally pure versions of their existing racemic crop protection agents.

The pharmaceutical and agrochemical industries have undergone, and are expected to continue to undergo, rapid and significant technological change, and competition is expected to intensify as technical advances in each field are made and become more widely known. In order to compete effectively, we will be required to continually upgrade our scientific expertise and technology, identify and retain capable management, and pursue scientifically feasible and commercially viable opportunities.

Our competition will be determined in part by the indications for which our products are developed and ultimately approved by regulatory authorities. An important factor in competition will be the timing of market introduction of our or our competitors' products. Accordingly, the relative speed with which we can develop products, complete clinical trials and approval processes and supply commercial quantities of products to the market will be expected to be important competitive factors. Competition among products approved for sale will be based, among other things, on product efficacy, safety, convenience, reliability, availability, price and patent position.

EMPLOYEES

As of January 25, 2000, we had 146 full-time employees, 45 of whom were engaged primarily in research and development activities, 60 of whom were engaged in sales and commercialization activities and the remainder of whom were engaged in executive and administrative activities. Of these employees, 53 have advanced degrees, including 26 who have Ph.D. degrees. We also maintain consulting arrangements with a number of scientists at various universities and other research institutions in Europe and the United States.

PROPERTIES

We lease a 44,500-square foot laboratory and office facility in Warren, New Jersey, under a lease with an unaffiliated party, which has a term ending in May 2002 with one five-year renewal option, and a 29,000-square foot facility which has a term ending in July 2010 with two five-year renewal options. We also lease an 18,000-square foot laboratory and office facility in North Brunswick, New Jersey, under a lease with an unaffiliated party which has a term ending in December 2009 with two five-year renewal options. We believe that our laboratory facilities are adequate for our research and development activities for at least the next 12 months.

LEGAL PROCEEDINGS

We are not engaged in any material legal proceedings.

                                  MANAGEMENT

DIRECTORS, OFFICERS AND KEY EMPLOYEES

------------------------------------------------------------------------------------------------
NAME                                       AGE    POSITION
------------------------------------------------------------------------------------------------

John W. Jackson .......................    55     Chairman of the Board and Chief Executive
                                                  Officer
Sol J. Barer, Ph.D. ...................    52     President, Chief Operating Officer, Director

Robert J. Hugin .......................    45     Chief Financial Officer and Senior Vice
                                                  President

David I. Stirling, Ph.D. ..............    46     Chief Scientific Officer and Executive Vice
                                                  President - Pharmaceutical Research and
                                                  Development

Jerome B. Zeldis, M.D., Ph.D. .........    49     Chief Medical Officer and Vice President --
                                                  Medical Affairs

Joseph J. Day, Jr. ....................    58     Senior Vice President -- Planning and
                                                  Business Development

George W. J. Matcham, Ph.D. ...........    47     Senior Vice President -- Celgro

Steven D. Thomas, Ph.D. ...............    38     Vice President -- Regulatory Affairs and
                                                  Project Management

Bruce A. Williams .....................    45     Vice President -- Marketing and Sales

Jack L. Bowman ........................    67     Director

Frank T. Cary .........................    79     Director

Arthur Hull Hayes, Jr., M.D. ..........    66     Director

Gilla Kaplan, Ph.D. ...................    52     Director

Richard C.E. Morgan ...................    55     Director

Walter L. Robb, Ph.D. .................    71     Director

Lee J. Schroeder ......................    71     Director

JOHN W. JACKSON has been our Chairman of the Board and Chief Executive Officer since January 1996. From February 1991 to January 1996, Mr. Jackson was President of Gemini Medical, a consulting firm that he founded and which specialized in services and investment advice to start-up medical device and biotechnology companies. Previously, Mr. Jackson had been President of the worldwide Medical Device Division of American Cyanamid, a major pharmaceutical company, from February 1986 to January 1991 and served in various international positions, including Vice President -- International for American Cyanamid from 1978 to 1986. Mr. Jackson served in several human health marketing positions at Merck & Company, a major pharmaceutical company, from 1971 to 1978. Mr. Jackson received a B.A. degree from Yale University and an M.B.A. from INSEAD, France.

SOL J. BARER, PH.D. has been our President since October 1993 and our Chief Operating Officer and one of our directors since March 1994. Dr. Barer was our Senior Vice President -- Science and Technology and Vice President/General Manager -- Chiral Products from October 1990 to October 1993 and our Vice President -- Technology from September 1987 to October 1990. Dr. Barer received a Ph.D. in organic and physical chemistry from Rutgers University.

ROBERT J. HUGIN has been our Senior Vice President and Chief Financial Officer since June 1999. Previously, Mr. Hugin had been a Managing Director at J.P. Morgan & Co. Inc., which he joined in 1985. Mr. Hugin received an A.B. degree from Princeton University and an M.B.A. from the University of Virginia.

DAVID I. STIRLING, PH.D. has been our Executive Vice President -- Pharmaceutical Research and Development since 1996 and our Chief Scientific Officer since 1998. Dr. Stirling served as Senior Vice President--Biological and Pharmaceutical Research and Development from 1993 to 1996, as Vice President -- New Technology Chiral Products from 1991 to 1993, and in a variety of other research positions from 1986 to 1991. Previously, Dr. Stirling was employed by Celanese Research Company, a major chemical company, from 1980 to 1986. Dr. Stirling received a Ph.D. in biochemistry from the University of Warwick.

JEROME B. ZELDIS, M.D., PH.D. has been our Chief Medical Officer since 1999 and our Vice President -- Medical Affairs since February 1997. Since 1996, Dr. Zeldis has also been Associate Attending Physician at New York Hospital. Since 1995, Dr. Zeldis has also been a Clinical Associate Professor of Medicine, Cornell University Medical School. From 1990 to 1994, Dr. Zeldis was Clinical Research Physician, Sacramento Medical Foundation, Center for Blood Research, and Associate Professor of Medicine at the University of California at Davis. From 1988 to 1990, Dr. Zeldis was Assistant Professor of Medicine at the
University of California at Davis. From 1986 to 1988, Dr. Zeldis was Assistant Professor of Medicine, Harvard Medical School. Dr. Zeldis was a director of Sandoz Research Foundation and Janssen Research Foundation. Dr. Zeldis received a Ph.D. in molecular biophysics and biochemistry from Yale University. Dr. Zeldis also received an M.D. degree from Yale Medical School.

JOSEPH J. DAY, JR. has been our Senior Vice President, Planning and Business Development since January 1998. Mr. Day is a 28-year veteran of the pharmaceutical industry. During his career, Mr. Day has held various international and domestic management positions with Cephalon, Inc., American Home Products Corporation, Johnson & Johnson, Merck and Company and Schering-Plough Corporation. Mr. Day received a B.S. in pharmacy from Fordham University and an M.B.A. from Rutgers University.

GEORGE W. J. MATCHAM, PH.D. has been our Senior Vice President -- Celgro since 1996. Dr. Matcham joined in 1988, and became Vice President of Chiral Amine Technology in 1991 and Vice President and General Manager of Chiral Products in 1993. Previously, Dr. Matcham was a Senior Scientist and Project Leader for
Shell Research Ltd., UK, the physical and biological research subsidiary of Royal Dutch/Shell, from 1981 to 1988. Dr. Matcham received a Ph.D. in microbial enzymology from the University of Wales, and was Director of Studies in chemistry, and a fellow of Emmanuel College of the University of Cambridge from 1979 to 1980.

STEVEN D. THOMAS, PH.D. has been our Vice President -- Regulatory Affairs and Project Management since August 1999 and was our Vice President -- Pharmaceutical Development from 1996 to 1999. Dr. Thomas held various research and development positions with us from 1992 to 1996. Previously, Dr. Thomas was a Business Unit Manager for Enzymatix Ltd., a pharmaceutical and fine chemicals company, from 1987 to 1992. Dr. Thomas received a Ph.D. in molecular enzymology from Southampton University.

BRUCE A. WILLIAMS has been our Vice President -- Marketing and Sales since 1996. Previously, Mr. Williams was employed by Ortho Biotech Inc., a subsidiary of Johnson & Johnson, where he held various positions from 1989 to 1996, including Executive Director -- Marketing. From 1984 to 1989, Mr. Williams held several positions at American Cyanamid Company. Mr. Williams received a B.A. in biology from Syracuse University and an M.B.A. from Columbia University.

JACK L. BOWMAN, one of our directors since April 1998, served as Company Group Chairman of Johnson & Johnson from 1987 to 1994. From 1983 to 1987, Mr. Bowman served as Executive Vice President of American Cyanamid. Mr. Bowman is also a director of NeoRx Corporation, Cell Therapeutics, Inc., CytRx Corporation, Cellegy Pharmaceuticals and Targeted Genetics.

FRANK T. CARY has been Chairman of the Executive Committee of our board of directors since July 1990 and has been one of our directors since 1987. From 1973 to 1981, Mr. Cary was Chairman of the Board and Chief Executive Officer of International Business Machines Corporation. Mr. Cary also is a director of Cygnus Therapeutic Systems Inc., ICOS Corporation, Lincare Inc., Lexmark International Inc., Vion Pharmaceuticals Inc. and Teltrend, Inc.

ARTHUR HULL HAYES, JR., M.D., one of our directors since 1995, has been President and Chief Operating Officer of MediScience Associates, a consulting organization that works with pharmaceutical firms, biomedical companies and foreign governments, since July 1991. Dr. Hayes has also been a partner in Issue Sphere, a public affairs firm that focuses on health science issues, since November 1995, as well as a professor in medicine, pharmacology and family and community medicine at New York Medical College and clinical professor of medicine and pharmacology at the Pennsylvania State University College of Medicine. From 1986 to 1990, Dr. Hayes was President and Chief Executive Officer of E.M. Pharmaceuticals, a unit of E. Merck AG and from 1981 to 1983 was Commissioner of the United States Food and Drug Administration. Dr. Hayes also is a director of Myriad Genetics, Inc., NaPro BioTherapeutics, Inc. and Premier Research Worldwide.

GILLA KAPLAN, PH.D., one of our directors since April 1998, is an immunologist in the Laboratory of Cellular Physiology and Immunology at The Rockefeller University in New York where she was appointed Assistant Professor in 1985 and Associate Professor in 1990. Dr. Kaplan is a member of numerous professional societies and has been the organizer of several major symposia on tuberculosis. Dr. Kaplan has served as an advisor to the Global Program for Vaccines and

Immunization of the World Health Organization, has participated in several NIH peer review panels, and is on the Editorial Board of Microbial Drug Resistances, and Tubercle and Lung Disease. Dr. Kaplan is the author of more than 100 scientific publications and has received international recognition for her work. In 1995, she gave the Special Honorary Lecture at the American Society for
Microbiology and in 1997 was appointed a Fellow of the American Academy of Microbiology.

RICHARD C.E. MORGAN, one of our directors since 1987, has been the Managing Member of Amphion Partners LLC, formerly Wolfensohn Partners, L.P., since 1986. From January 1996 to January 1998, Mr. Morgan was a partner of Jackson Hole Management Company, Inc. Mr. Morgan also is Chairman of the board of directors of AXCESS, Inc., Chairman of the board of directors of Quidel Corp., and a director of Indigo, N.V. and a director of Orbis International, Inc.

WALTER L. ROBB, PH.D., one of our directors since 1992, has been a private consultant and President of Vantage Management Inc., a consulting and investor services company, since January 1993. Mr. Robb was Senior Vice President for Corporate Research and Development of General Electric Company, and a member of its Corporate Executive Council from 1986 to December 1992. Mr. Robb also is Chairman of the board of directors of Capital District Sports and a director of Cree Research Inc., Mechanical Technology, Inc. and Plug Power, Inc.

LEE J. SCHROEDER, one of our directors since 1995, has been President of Lee Schroeder & Associates, Inc., pharmaceutical business consultants, since 1985. Mr. Schroeder was President of Fox Meyer Lincoln from 1983 to 1985, and was an Executive Vice President of Sandoz, Inc. from 1981 to 1983. Mr. Schroeder also is a director of Bryan LGH Hospital, MGI Pharmaceutical, Inc., Ascent Pediatrics, Inc. and Interneuron Pharmaceuticals, Inc.

                             SELLING STOCKHOLDERS

The table below sets forth the beneficial ownership of our common stock as of December 31, 1999 by each of the selling stockholders. Beneficial ownership of our common stock is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and options that are exercisable or convertible within 60 days. Each of the selling stockholders has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it. All of the shares owned by each selling stockholder are shares underlying our convertible notes held by it.


                                                               --------------------------------------------
                                                           SHARES OWNED       NUMBER OF SHARES      SHARES OWNED
                                                        PRIOR TO OFFERING       BEING OFFERED      AFTER OFFERING

                                                       --------------------  ------------------  -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                     NUMBER    PERCENT                         NUMBER    PERCENT
-----------------------------------------------------  ---------  ---------                      ---------  --------
 Hancock Mezzanine Partners, LP .....................   416,700       2.3%         208,000        208,700   1.0%
  c/o John Hancock Mutual Life Insurance Company
  200 Clarendon Street
  Boston, MA 02117
  Attention: Sandeep Alva
        Bond & Corporate Finance Group, T-57

 Signature 1A (Cayman), Ltd. ........................    27,780         *           13,867         13,913     *
  c/o John Hancock Mutual Life Insurance Company
  200 Clarendon Street
  Boston, MA 02117
  Attention: Manager
        Investment Accounting Division, B-3

 John Hancock Variable Life Insurance Company .......    11,112         *            5,546          5,566     *
  c/o John Hancock Mutual Life Insurance Company
  200 Clarendon Street
  Boston, MA 02117
  Attention: Manager
        Investment Accounting Division, B-3

 John Hancock Mutual Life Insurance Company .........   377,808       2.0%         188,587        189,221     *
  200 Clarendon Street
  Boston, MA 02117
  Attention: Manager
        Investment Accounting Division, B-3


---------
* Represents less than 1%.

                         DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share, of which 520 shares have been designated Series A convertible preferred stock and 20,000 shares have been designated as Series B convertible preferred stock. As of December 31, 1999, there were 17,703,646 shares of common stock outstanding, no shares of Series A convertible preferred stock outstanding and no shares of Series B convertible preferred stock outstanding.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, and subject to any preferential dividend rights of any then outstanding preferred stock. Upon liquidation, dissolution, or winding up of us, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares offered by us in this offering will be when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

Our board of directors has the authority, subject to certain restrictions, without further stockholder approval, to issue, at any time and from time to time, shares of preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of Delaware.

The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of the common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of preferred stock would typically be entitled to receive a preference payment.

SHAREHOLDER RIGHTS PLAN

Our board of directors has adopted a shareholder rights plan. The shareholder rights plan was adopted to give the Board increased power to negotiate in our best interests and to discourage appropriation of control of us at a price that is unfair to our stockholders. It is not intended to prevent fair offers for acquisition of control determined by our board of directors to be in the best interests of us and our stockholders, nor is it intended to prevent a person or group from obtaining representation on or control of our board of directors through a proxy contest, or to relieve our board of directors of its fiduciary duty to consider any proposal for our acquisition in good faith.

The shareholder rights plan involved the distribution of one "right" as a dividend on each outstanding share of our common stock to all holders of record on September 26, 1996. Each right shall entitle the holder to purchase one-tenth of a share of common stock. The rights trade in tandem with the common stock until, and become exercisable upon, the occurrence of certain triggering events, and the exercise price is based on the estimated long-term value of our common stock. The exercise of these rights becomes economically attractive upon the triggering of certain "flip-in" or "flip-over" rights which work in conjunction with the shareholder rights plan's basic provisions. The flip-in rights will permit their holders to purchase shares of common stock at a discounted rate, resulting in substantial dilution of an acquiror's voting and economic interests in us. The flip-over element of the shareholder rights plan involves some mergers or significant asset purchases, which trigger certain rights to purchase shares of the acquiring or surviving company at a discount. The shareholder rights plan contains a "permitted offer" exception which allows offers determined by our board of directors to be in our best interests and our stockholders to take place free of the diluting effects of the shareholder rights plan's mechanisms.

Our board of directors retains the right, at all times prior to acquisition of 15% of our voting common stock by an acquiror, to discontinue the shareholder rights plan through the redemption of all rights, or to amend the shareholder rights plan in any respect.

DELAWARE LAW AND SOME BY-LAW PROVISIONS

Our board of directors has adopted certain amendments to our by-laws intended to strengthen our board of directors' position in the event of a hostile takeover attempt. These by-law provisions have the following effects:

o they provide that only persons who are nominated in accordance with the procedures set forth in the by-laws shall be eligible for election as our directors, except as may be otherwise provided in the by-laws;

o they provide that only business brought before the annual meeting by our board of directors or by a stockholder who complies with the procedures set forth in the by-laws may be transacted at an annual meeting of stockholders;

o they provide that only the Chairman of the Board, if any, the Chief Executive Officer, the President, the Secretary or a majority of our board of directors may call special meetings of our stockholders;

o they establish a procedure for our board of directors to fix the record date whenever stockholder action by written consent is undertaken; and

o they require a vote of holders of two-thirds of the outstanding shares of common stock to amend certain by-law provisions.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. It is located at 40 Wall St., 46th Floor, New York, NY, 10005, and its telephone number is (718) 921-8200.

                        SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock. In addition, as of December 31, 1999, there were outstanding stock options exercisable for 2,327,267 shares of common stock, of which 967,234 were currently exercisable, and outstanding warrants exercisable for 551,044 shares of common stock. If all of the convertible notes outstanding on December 31, 1999 had been converted on that date, 2,418,313 shares of common stock would have been issued. Immediately prior to this offering, the selling stockholders will convert a portion of our 9.0% convertible notes issued in January 1999 held by them into 416,000 shares of our common stock. All shares of common stock referred to in this paragraph would be freely tradeable upon issuance. See "Description of Capital Stock."

Shares which may be acquired by a person deemed an affiliate of ours as that term is defined in Rule 144 promulgated under the Securities Act of 1933 will remain subject to the resale limitations of Rule 144. Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

o 1% of the then outstanding shares of common stock; and

o the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to certain post-sale notice requirements and the availability of current public information about us.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock pursuant to this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, the shares held by such person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not our affiliates are thereafter freely tradable without restriction.

We and our executive officers and directors and the selling stockholders have agreed, with limited exceptions, that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to the exercise of stock options and warrants outstanding on the date of this prospectus, the conversion of our convertible notes outstanding on the date of this prospectus and employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

                                 UNDERWRITING

J.P. Morgan Securities Inc. and Prudential Securities Incorporated are acting as joint lead managers. J.P. Morgan Securities Inc. is acting as book running lead manager for this offering.

The underwriters named below, for whom J.P. Morgan Securities Inc., Prudential Securities Incorporated and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement between us, the selling stockholders and the underwriters, to purchase from us and the selling stockholders, and we and the selling stockholders have agreed to sell to the underwriters, the respective numbers of shares of common stock set forth opposite their names below:

                                             -----------------
                                              NUMBER OF SHARES
UNDERWRITERS                                 -----------------
J.P. Morgan Securities Inc. ................
Prudential Securities Incorporated .........
U.S. Bancorp Piper Jaffray Inc. ............
                                                 ---------
    Total ..................................     2,416,000
                                                 =========


The nature of the underwriters' obligations under the underwriting agreement is such that all of the common stock being offered, excluding shares covered by the over-allotment option granted to the underwriters, must be purchased if any are purchased.

The representatives of the underwriters have advised us and the selling stockholders that the several underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and may offer the common stock to selected dealers at such price less a concession not to exceed $ per share. The underwriters may allow, and such dealers may reallow, a concession to other dealers not to exceed $ per share. After the initial public offering of the common stock, the public offering price and other selling terms may be changed by the representatives.

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 362,400 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby. If the underwriters purchase any such additional shares pursuant to the option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of the common stock offered hereby.

The following tables show the per share and total underwriting discounts to be paid to the underwriters by us and the selling stockholders, assuming both no exercise and full exercise of the underwriters' over-allotment option.

                      -----------------------------
                            PAYABLE BY CELGENE
                      ------------------------------
                        NO EXERCISE    FULL EXERCISE
                      -------------   --------------
Per share .........       $                $
  Total ...........       $                $

                      ------------------------------
                              PAYABLE BY THE
                           SELLING STOCKHOLDERS
                      ------------------------------
                        NO EXERCISE    FULL EXERCISE
                      -------------   --------------
Per share .........       $                $
  Total ...........       $                $

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

We estimate that the total expenses of this offering to us, excluding underwriting discounts, will be $______. The selling stockholders will pay no expenses of this offering.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate shorts or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing shares of common stock in this offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Prior to the pricing of the common stock, and until such time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the common stock may make bids for or purchases of shares of common stock subject to certain restrictions, known as passive market making activities.


One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors.


We and our executive officers and directors and the selling stockholders have agreed, with limited exceptions, that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to the exercise of stock options and warrants outstanding on the date of this prospectus, the conversion of our convertible notes outstanding on the date of this prospectus and employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

The  common  stock  is  traded  on  the  Nasdaq National Market under the symbol
"CELG."

It is expected that delivery of the shares will be made to investors on or about ______________, 2000.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may continue to engage in commercial banking and/or investment banking transactions with us and our affiliates.

                                 LEGAL MATTERS

Proskauer Rose LLP, New York, New York, has passed on the validity of the shares. Certain legal matters in connection with this offering are being passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements in this prospectus under the captions "Risk Factors--We may not be able to protect our intellectual property" and "Business--Patents and Proprietary Technology" have been reviewed and approved by Mathews, Collins, Shepherd & Gould, P.A. and are included herein in reliance upon such review and approval.

The statements in this prospectus that relate to U.S. patent rights licensed from The Rockefeller University and EntreMed/Children's Medical Center Corp. under the captions "Risk Factors--We may not be able to protect our intellectual property" and "Business--Patents and Proprietary Technology" have been reviewed and approved by Pennie & Edmonds LLP as special patent counsel to Celgene Corporation for these matters, and are included herein in reliance upon their review and approval as experts in U.S. patent law.

The statements in this prospectus under the captions "Risk Factors--The pharmaceutical and agrochemical industries are subject to extensive government regulation and there is no assurance of regulatory approval" and "Business--Governmental Regulation" have been reviewed and approved by Kleinfeld, Kaplan & Becker, as experts in such matters, and are included herein in reliance upon such review and approval.

                      WHERE YOU CAN FIND MORE INFORMATION

We file reports with the Securities and Exchange Commission on a regular basis that contain financial information about us and our results of operations. You may read or copy any document that we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information about the Public Reference Room by calling the Securities and Exchange Commission for more information at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission's web site at http://www.sec.gov.

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We are incorporating by reference the documents listed below and any future filings that we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by an Amendment on Form 10-K/A and an Amendment on Form 10-K/A-2;

o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

o  Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

o Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999;


o  Our Current Report on Form 8-K dated February 11, 1999; and


o  Our Current Report on Form 8-K dated January 27, 2000.

You may request a copy of these filings, at no cost, by writing or telephoning our Secretary at the following address:

        Celgene Corporation
        7 Powder Horn Drive
        Warren, NJ 07059
        (732) 271-1001

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                              CELGENE CORPORATION

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                          PAGE
                                                                                          ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report ............................................................ F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998 ............................ F-3
Consolidated Statements of Operations -- Years Ended
 December 31, 1996, 1997, and 1998 ...................................................... F-4
Consolidated Statements of Stockholders' Equity (Deficit) -- Years Ended
 December 31, 1996, 1997 and 1998 ....................................................... F-5
Consolidated Statements of Cash Flows -- Years Ended December 31, 1996, 1997 and 1998 ... F-8
Notes to Consolidated Financial Statements .............................................. F-10

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheet as of September 30, 1999 ........................... F-20
Condensed Consolidated Statements of Operations -- Nine Months Ended
 September 30, 1999 and 1998 ............................................................ F-21
Condensed Consolidated Statements of Operations -- Three Months Ended
 September 30, 1999 and 1998 ............................................................ F-22
Consolidated Statements of Cash Flows -- Nine Months Ended
 September 30, 1999 and 1998 ............................................................ F-23
Notes to Unaudited Condensed Consolidated Financial Statements .......................... F-24


                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CELGENE CORPORATION:

We have audited the accompanying consolidated balance sheets of Celgene Corporation and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celgene Corporation and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                    /s/ KPMG LLP

Short Hills, New Jersey
February 11, 1999

                              CELGENE CORPORATION
                          CONSOLIDATED BALANCE SHEETS


                                                                                       -------------------------------------
                                                                                                   DECEMBER 31,
                                                                                       -------------------------------------
                                                                                                    1997                1998
                                                                                       -----------------   -----------------
ASSETS
Current assets:
 Cash and cash equivalents .........................................................    $   13,583,445      $    3,066,953
 Marketable securities available for sale ..........................................                --           2,056,890
 Accounts receivable, net of allowance of $43,386 in 1998...........................         1,430,384           2,662,389
 Inventory .........................................................................                --           1,571,408
 Other current assets ..............................................................           353,266             229,060
 Assets held for disposal ..........................................................           485,170                  --
                                                                                        --------------      --------------
   Total current assets ............................................................        15,852,265           9,586,700
Plant and equipment, net ...........................................................         2,286,024           2,262,130
Other assets .......................................................................            79,167              79,167
                                                                                        --------------      --------------
   Total assets ....................................................................    $   18,217,456      $   11,927,997
                                                                                        ==============      ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable ..................................................................    $      842,262      $    3,848,853
 Accrued expenses ..................................................................         1,388,933           3,041,859
 Capitalized lease obligation ......................................................           210,499             225,372
                                                                                        --------------      --------------
   Total current liabilities .......................................................         2,441,694           7,116,084
Capitalized lease obligation--net of current portion ...............................           350,670             195,578
Long term convertible note .........................................................                --           8,348,959
                                                                                        --------------      --------------
   Total liabilities ...............................................................         2,792,364          15,660,621
                                                                                        --------------      --------------
Stockholders' equity (deficit):
 Preferred stock, $.01 par value per share
   5,000,000 shares  authorized;  Series A convertible,  redeemable,  cumulative preferred; 74 shares issued and outstanding at December 31, 1997, plus
   $329,455 accretion premium; none outstanding at December 31, 1998................         4,029,455                  --
 Common stock, $.01 par value per share
   20,000,000  shares  authorized  at December  31, 1997 and  30,000,000  shares authorized  at December  31,  1998;  issued and  outstanding  15,427,949  and
   16,612,973 shares at December 31, 1997 and December 31, 1998,
   respectively ....................................................................           154,279             166,130
 Common stock in treasury, at cost - 22,888 shares at December 31, 1997 and none
   at December 31, 1998 ............................................................           (76,535)                 --
 Additional paid-in capital ........................................................       130,838,433         140,714,314
 Accumulated deficit ...............................................................      (119,520,540)       (144,613,068)
                                                                                        --------------      --------------
   Total stockholders' equity (deficit) ............................................        15,425,092          (3,732,624)
                                                                                        --------------      --------------
 Total liabilities and stockholders' equity (deficit) ..............................    $   18,217,456      $   11,927,997
                                                                                        ==============      ==============

See accompanying notes to consolidated financial statements.

                              CELGENE CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           --------------------------------------------------
                                                                                      FOR YEARS ENDED DECEMBER 31,
                                                                           --------------------------------------------------
                                                                                       1996             1997             1998
                                                                           ---------------- ---------------- ----------------
Revenues:
 Product sales ...........................................................  $      65,000    $          --    $   3,265,490
 Research contracts ......................................................        816,665        1,122,193          535,000
                                                                            -------------    -------------    -------------
   Total revenues ........................................................        881,665        1,122,193        3,800,490
Expenses:
 Cost of goods sold ......................................................             --               --          282,307
 Research and development ................................................     15,152,735       17,380,390       19,771,953
 Selling, general and administrative .....................................      3,770,781        9,145,456       16,218,486
                                                                            -------------    -------------    -------------
   Total expenses ........................................................     18,923,516       26,525,846       36,272,746
                                                                            -------------    -------------    -------------
Operating loss ...........................................................    (18,041,851)     (25,403,653)     (32,472,256)
Other income and expense:
 Interest income .........................................................      1,308,243          495,580          705,215
 Interest expense ........................................................        323,913          111,771          255,832
                                                                            -------------    -------------    -------------
Loss from continuing operations ..........................................    (17,057,521)     (25,019,844)     (32,022,873)
Discontinued operations (note 10):
 Loss from operations ....................................................       (761,461)        (427,183)         (59,837)
 Gain on sale of chiral assets ...........................................             --               --        7,014,830
                                                                            -------------    -------------    -------------
Net loss .................................................................    (17,818,982)     (25,447,027)     (25,067,880)
Accretion of premium payable on preferred stock and
 warrants (note 7) .......................................................      1,012,881          521,397           24,648
Deemed dividend for preferred stock conversion discount (note 7) .........      2,777,777          953,077               --
                                                                            -------------    -------------    -------------
Net loss applicable to common stockholders ...............................  $ (21,609,640)   $ (26,921,501)   $ (25,092,528)
                                                                            =============    =============    =============
Per share basic and diluted (note 2):

 Loss from continuing operations .........................................  $       (1.81)   $       (2.05)   $       (1.98)
 Discontinued operations:
   Loss from operations ..................................................          (0.08)           (0.03)           (0.00)
   Gain on sale of chiral assets .........................................             --               --             0.43
                                                                            -------------    -------------    -------------
 Net loss applicable to common stockholders ..............................  $       (2.29)   $       (2.20)   $       (1.55)
                                                                            =============    =============    =============
Weighted average number of shares of common stock outstanding ............      9,450,000       12,215,000       16,160,000
                                                                            =============    =============    =============

See accompanying notes to consolidated financial statements.

                              CELGENE CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                    -------------------------------------------------------------------------------
                                         COMMON STOCK             PREFERRED STOCK             TREASURY STOCK
                                   ------------------------- ------------------------- ----------------------------
                                         SHARES       AMOUNT   SHARES           AMOUNT       SHARES          AMOUNT
                                   ------------ ------------ -------- ---------------- ------------ ---------------
BALANCES AT JANUARY 1,
 1996 ............................   8,807,863   $  88,079       --    $           --     (24,271)    $      (243)
Exercised stock options ..........      42,069         420
Repurchase of shares .............                                                         (5,714)        (99,996)
Amortization of deferred
 compensation ....................
Conversion of convertible
 debentures ......................     372,681       3,727
Issuance of preferred stock,
 net .............................                              503        25,150,000
Conversion of preferred stock        1,388,809      13,888     (236)      (12,141,309)
Preferred stock lock-up
 warrants ........................
Accretion of premium on
 preferred stock .................                                            874,725
Deemed dividend for
 preferred stock conversion
 discount ........................
Comprehensive Income
 (Loss):
 Net loss ........................
 Net change in unrealized
 gain (loss) on investment
 securities ......................
 Total comprehensive
 income (loss) ...................
BALANCES AT DECEMBER 31,
 1996 ............................  10,611,422   $ 106,114      267    $   13,883,416     (29,985)    $  (100,239)

                                   --------------------------------------------------------------------------------
                                                                                       ACCUMULATED
                                       ADDITIONAL    UNAMORTIZED                             OTHER
                                          PAID-IN       DEFERRED       ACCUMULATED   COMPREHENSIVE
                                          CAPITAL   COMPENSATION           DEFICIT   INCOME (LOSS)            TOTAL
                                   -------------- -------------- ----------------- --------------- ----------------
BALANCES AT JANUARY 1,
 1996 ............................  $ 78,064,288    $  (7,085)     $ (70,989,400)     $ (13,138)    $    7,142,501
Exercised stock options ..........       337,521                                                           337,941
Repurchase of shares .............                                                                         (99,996)
Amortization of deferred
 compensation ....................                      5,952                                                5,952
Conversion of convertible
 debentures ......................     2,645,388                                                         2,649,115
Issuance of preferred stock,
 net .............................    (1,320,375)                                                       23,829,625
Conversion of preferred stock         12,127,421                                                                --
Preferred stock lock-up
 warrants ........................       138,156                        (138,156)                               --
Accretion of premium on
 preferred stock .................                                      (874,725)                               --
Deemed dividend for
 preferred stock conversion
 discount ........................     2,777,777                      (2,777,777)                               --
Comprehensive Income
 (Loss):
 Net loss ........................                                   (17,818,981)                      (17,818,981)
 Net change in unrealized
 gain (loss) on investment
 securities ......................                                                       18,852             18,852
                                                                                                    --------------
 Total comprehensive
 income (loss) ...................                                                                      17,800,129
                                                                                                    --------------
BALANCES AT DECEMBER 31,
 1996 ............................  $ 94,770,176    $  (1,133)     $ (92,599,039)     $   5,714     $   16,065,009

See accompanying notes to consolidated financial statements.

                              CELGENE CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

                                    ----------------------------------------------------------------------------------
                                          COMMON STOCK             PREFERRED STOCK               TREASURY STOCK
                                    ------------------------ ---------------------------- ----------------------------
                                          SHARES      AMOUNT      SHARES           AMOUNT       SHARES          AMOUNT
                                    ------------ ----------- ----------- ---------------- ------------ ---------------
BALANCES AT DECEMBER 31,
 1996 .............................  10,611,422   $ 106,114        267    $   13,883,416     (29,985)    $  (100,239)
Exercised stock options ...........       2,986          30
Shares issued in lieu of cash
 bonus ............................       5,000          50
Amortization of deferred
 compensation .....................
Conversion of convertible
 debenture ........................     441,248       4,412
Issuance of Series B Preferred
 Stock-net ........................                              5,000         4,046,923
Conversion of preferred stock .....   2,166,193      21,662     (5,180)      (14,654,071)
Accretion of premium on
 preferred stock ..................                                              521,397
Redemption of preferred stock .....                                (13)         (721,287)
Deemed dividend on Series B
 Preferred Stock and fair value
 of warrants ......................                                              953,077
Comprehensive Income (Loss):
 Net loss .........................
Net change in unrealized
 gain (loss) on investment
 securities .......................

Total comprehensive income
 (loss) ...........................

Treasury shares issued ............                                                            7,097          23,704
Issuance of common stock, net .....   2,201,100      22,011
                                     ----------   ---------
BALANCES AT DECEMBER 31,
 1997 .............................  15,427,949   $ 154,279         74    $    4,029,455     (22,888)    $   (76,535)



                                    ---------------------------------------------------------------------------------
                                                                                          ACCUMULATED
                                         ADDITIONAL    UNAMORTIZED                              OTHER
                                            PAID-IN       DEFERRED        ACCUMULATED   COMPREHENSIVE
                                            CAPITAL   COMPENSATION            DEFICIT   INCOME (LOSS)           TOTAL
                                    --------------- -------------- ------------------ --------------- ---------------
BALANCES AT DECEMBER 31,
 1996 .............................  $  94,770,176    $  (1,333)     $  (92,599,039)     $  5,714      $  16,065,009
Exercised stock options ...........         20,187                                                            20,217
Shares issued in lieu of cash
 bonus ............................         55,575                                                            55,625
Amortization of deferred
 compensation .....................                       1,133                                                1,133
Conversion of convertible
 debenture ........................      2,326,892                                                         2,331,304
Issuance of Series B Preferred
 Stock-net ........................        793,825                                                         4,840,748
Conversion of preferred stock .....     14,632,409                                                                --
Accretion of premium on
 preferred stock ..................                                        (521,397)                              --
Redemption of preferred stock .....                                                                         (721,287)
Deemed dividend on Series B
 Preferred Stock and fair value
 of warrants ......................                                        (953,077)                              --
Comprehensive Income (Loss):
 Net loss .........................                                     (25,447,027)                     (25,447,027)
Net change in unrealized
 gain (loss) on investment
 securities .......................                                                        (5,714)            (5,714)
                                                                                                       -------------
Total comprehensive income
 (loss) ...........................                                                                      (25,452,741)
                                                                                                       -------------
Treasury shares issued ............         55,250                                                            78,954
Issuance of common stock, net .....     18,184,119                                                        18,206,130
                                     -------------                                                     -------------
BALANCES AT DECEMBER 31,
 1997 .............................  $ 130,838,433    $      --      $ (119,520,540)     $     --      $  15,425,092

See accompanying notes to consolidated financial statements.

                              CELGENE CORPORATION
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

                               ----------------------------------------------------------------------------
                                     COMMON STOCK           PREFERRED STOCK            TREASURY STOCK
                               ------------------------ ------------------------ --------------------------
                                     SHARES      AMOUNT   SHARES          AMOUNT       SHARES        AMOUNT
                               ------------ ----------- -------- --------------- ------------ -------------
BALANCES AT
 DECEMBER 31, 1997 ...........  15,427,949   $154,279       74    $   4,029,455     (22,888)    $ (76,535)
Exercised stock options ......     283,120      2,831
Exercise of warrants .........     118,230      1,183
Costs related to secondary
 offering ....................
Conversion of preferred
 stock .......................     575,669      5,757      (74)      (4,054,103)
Accretion of premium on
 preferred stock .............                                           24,648
Shares issued for employee
 benefit plans ...............       8,317         83                                22,888        76,535
Stock purchase ...............     199,688      1,997
Net loss and comprehensive
 loss ........................
BALANCES AT
 DECEMBER 31, 1998 ...........  16,612,973   $166,130       --    $          --          --     $      --
                                ==========   ========      ===    =============     =======     =========


                               ----------------------------------------------------------------------------------
                                                                                     ACCUMULATED
                                    ADDITIONAL    UNAMORTIZED                              OTHER
                                       PAID-IN       DEFERRED        ACCUMULATED   COMPREHENSIVE
                                       CAPITAL   COMPENSATION            DEFICIT   INCOME (LOSS)            TOTAL
                               --------------- -------------- ------------------ --------------- ----------------
BALANCES AT
 DECEMBER 31, 1997 ...........  $130,838,433        $ --        $ (119,520,540)        $ --       $  15,425,092
Exercised stock options ......     2,028,715                                                          2,031,546
Exercise of warrants .........       986,883                                                            988,066
Costs related to secondary
 offering ....................       (73,136)                                                           (73,136)
Conversion of preferred
 stock .......................     4,048,346                                                                 --
Accretion of premium on
 preferred stock .............                                         (24,648)                              --
Shares issued for employee
 benefit plans ...............       387,070                                                            463,688
Stock purchase ...............     2,498,003                                                          2,500,000
Net loss and comprehensive
 loss ........................                                     (25,067,880)                     (25,067,880)
                                                                --------------                    -------------
BALANCES AT
 DECEMBER 31, 1998 ...........  $140,714,314        $ --        $ (144,613,068)        $ --       $  (3,732,624)
                                ============        ====        ==============         ====       =============

See accompanying notes to consolidated financial statements.

                              CELGENE CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  ------------------------------------------------------------
                                                                                    YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------------------------------
                                                                                1996                 1997                 1998
                                                                  ------------------   ------------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations ...............................     $  (17,057,521)    $ (25,019,844)       $ (32,022,873)
Adjustments to reconcile loss from continuing
 operations to net cash used in operating activities:
 Depreciation .................................................            362,590            380,364              812,555
 Provision for losses on accounts receivable ..................                 --                 --               43,386
 Amortization of convertible debt costs .......................            234,540            126,577                   --
 Amortization of deferred compensation ........................              5,952              1,133                   --
 Interest on convertible debentures ...........................            323,914             68,736                   --
 Issuance of stock award ......................................                 --             55,625                   --
 Shares issued for employee benefit plans .....................                 --             78,954              463,688
Change in current assets & liabilities:
 Increase in Inventory ........................................                 --                 --          (1,571,408)
 Increase (decrease) in accounts payable and accrued
   expenses ...................................................            216,226          (379,091)            4,659,517
 (Increase) decrease in accounts receivable ...................             18,646        (1,051,789)          (1,275,391)
 (Increase) decrease in other assets ..........................           (256,586)           150,304              124,206
                                                                    --------------      -------------        -------------
Net cash used in continuing operations ........................        (16,152,239)      (25,589,031)         (28,766,320)
Net cash used in discontinued operations ......................           (491,872)         (302,996)             (59,837)
                                                                    --------------     -------------        -------------
Net cash used in operating activities .........................        (16,644,111)      (25,892,027)         (28,826,157)
                                                                    --------------     -------------        -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ..........................................         (1,340,232)       (1,240,775)            (788,661)
Proceeds from sales and maturities of marketable
 securities available for sale ................................        137,051,037         47,470,593            8,559,604
Purchases of marketable securities available for sale .........       (142,548,468)      (30,584,284)         (10,616,494)
Proceeds from sale of chiral assets ...........................                 --                 --            7,500,000
                                                                    --------------      -------------        -------------
Net cash provided by (used in) investing activities ...........         (6,837,663)        15,645,534            4,654,449
                                                                    --------------      -------------        -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from secondary offering ..........................                 --         18,206,130                   --
Costs related to secondary offering ...........................                 --                 --             (73,136)
Proceeds from sale of stock ...................................                 --                 --            2,500,000
Proceeds from exercise of common stock options and
 warrants .....................................................            237,946             20,217            3,019,612
Redemption of Series A preferred stock ........................                 --          (721,287)                   --
Net proceeds from issuance of preferred stock .................         23,829,624          4,840,748                   --
Capital lease buyout ..........................................                 --                 --            (400,414)
Capital lease funding .........................................                 --            561,169              260,195
Proceeds from convertible note, net ...........................                 --                 --            8,348,959
                                                                    --------------      -------------        -------------
Net cash provided by financing activities .....................         24,067,570         22,906,977           13,655,216
                                                                    --------------      -------------        -------------
Net (decrease) increase in cash and cash equivalents ..........            585,796         12,660,484         (10,516,492)
Cash and cash equivalents at beginning of year ................            337,165            922,961           13,583,445
                                                                    --------------      -------------        -------------
Cash and cash equivalents at end of year ......................     $      922,961     $  13,583,445        $   3,066,953
                                                                    ==============     =============        =============

See accompanying notes to consolidated financial statements.

                              CELGENE CORPORATION
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                         -------------------------------------------------
                                                                                     YEARS ENDED DECEMBER 31,
                                                                         -------------------------------------------------
                                                                                   1996              1997             1998
                                                                         --------------   ---------------   --------------
NON-CASH INVESTING ACTIVITY:
Charge in net unrealized gain (loss) on marketable securities
 available for sale ..................................................    $    18,852       $    (5,714)     $        --
                                                                          ===========       ===========      ===========
NON-CASH FINANCING ACTIVITIES:
Issuance of common stock upon the conversion of convertible
 debentures and accrued interest thereon, net ........................    $ 2,649,115       $ 2,331,304      $        --
                                                                          ===========       ===========      ===========
Accretion of premium payable on preferred stock and warrants .........    $ 1,012,881       $   521,397      $    24,648
                                                                          ===========       ===========      ===========
Deemed dividend for preferred stock conversion discount ..............    $ 2,777,777       $   953,077      $        --
                                                                          ===========       ===========      ===========
Issuance of common stock upon the conversion of convertible
 preferred stock and accrued accretion thereon, net ..................    $12,141,309       $14,654,071      $ 4,054,103
                                                                          ===========       ===========      ===========
Issuance of common stock upon exercise of options through the
 return of common stock previously outstanding .......................    $    99,996       $        --      $        --
                                                                          ===========       ===========      ===========
INTEREST PAID ........................................................    $        --       $    20,599      $    19,766
                                                                          ===========       ===========      ===========

See accompanying notes to consolidated financial statements.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1996, 1997 AND 1998

(1) NATURE OF BUSINESS AND LIQUIDITY

Celgene Corporation and its subsidiary Celgro (collectively "Celgene" or the "Company") is a specialty pharmaceutical company engaged in the development and commercialization of human pharmaceuticals and agrochemicals, and employs two broad technology platforms: (i) small molecule immunotherapeutic compound development and (ii) biocatalytic chiral chemistry. The initial therapeutic focus of the immunology program is the development of small molecule pharmaceuticals that have the potential to selectively regulate Tumor Necrosis Factor alpha ("TNF(alpha)"), a protein whose overproduction has been linked to many chronic inflammatory and immunological diseases. The Company's lead compound in immunology is THALOMID(Reg. TM), its formulation of thalidomide, a potent yet selective inhibitor of TNF(alpha). On July 16, 1998, the Company received an approval from the United States Food and Drug Administration ("FDA") to market THALOMID for the treatment of erythema nodosum leprosum ("ENL"), an inflammatory complication of leprosy, and commenced sales at the end of September 1998. The Company expects to submit an additional New Drug Application ("NDA") in 2000 to market THALOMID in the treatment of multiple myeloma, a blood related cancer. Celgene has further applied its expertise in small molecule chemistry to develop novel and proprietary thalidomide analogues, called
IMiDs(TM) ("ImmunoModulatory Drugs"), as well as a class of proprietary immunotherapeutic pharmaceutical compounds called SelCIDs(TM) ("Selective Cytokine Inhibitory Drugs"). These two classes of compounds are orally administered small molecules that are highly specific for the suppression of TNF(alpha) and are intended to treat chronic inflammatory diseases and other disorders.

The Company expects that its rate of spending will increase as the result of increased clinical trial costs and expenses associated with the regulatory approval process and commercialization of products now in development and increased commercial costs related to the launch of THALOMID. In order to assure funding for the Company's future operations, the Company may need to seek additional capital resources. However, no assurances can be given that the Company will be successful in raising additional capital. The Company believes that its current financial resources including $15.0 million received in January 1999 for a convertible note issued to an institutional investor plus the revenues from the sales of THALOMID will fund operations through 1999.

The consolidated financial statements include the parent Company and its subsidiary Celgro. All inter-company transactions have been eliminated. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. The Company is subject to certain risks and uncertainties such as uncertainty of product development, uncertainties regarding regulatory approval, no assurance of market acceptance of products, risk of product liability, uncertain scope of patent and proprietary rights, intense competition, and rapid technological change.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

At December 31, 1997 and 1998, cash equivalents consisted principally of funds invested in money market funds, and United States government securities such as treasury bills and notes.

(b) Marketable Securities

The Company has classified all of its marketable securities as securities available for sale at December 31, 1998. Such securities were to be held for an indefinite period of time and were intended to be used to meet the ongoing liquidity needs of the Company. Realized gains and losses are included in operations and are measured using the specific cost identification method.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Inventory

Inventories are priced at lower of cost or market using the first-in, first-out ("FIFO") method. The cost of inventory reflects primarily the packaging costs for a significant portion of the finished goods inventory. Prior to FDA approval, the raw material, formulation and encapsulation costs are recorded as research and development expense.

(d) Long-Lived Assets

Plant and equipment are stated at cost. Depreciation of plant and equipment is provided using the straight-line method. The estimated useful lives of fixed assets are as follows:



  Laboratory equipment and
  machinery ......................   5-10 years
  Furniture and fixtures .........   5-10 years


Amortization of leasehold improvements is calculated using the straight-line method over the term of the lease or the life of the asset, whichever is shorter. Maintenance and repairs are charged to operations as incurred, while renewals and improvements are capitalized.

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows and measures the impairment, if any, using discounted cash flows.

(e) Research and Development Costs

All research and development costs are expensed as incurred.

(f) Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for all years in which the temporary differences are expected to reverse.

Research and development tax credits will be recognized as a reduction of the provision for income taxes when realized.

(g) Revenue Recognition

Revenue from the sale of products is recognized upon product shipment. Revenue under research contracts is recorded as earned under the contracts, generally as services are provided. Revenue is recognized immediately for nonrefundable license fees when agreement terms require no additional performance on the part of the Company.

(h) Stock Options

The Company generally does not record compensation cost for the issuance of employee stock options since the options are generally issued with an exercise price equal to the market price at the date of grant. For the fair value of the employee stock options issued in 1996, 1997 and 1998, see note 8.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Earnings per Share

"Basic" earnings per common share equals net income divided by weighted average common shares outstanding during the period. "Diluted" earnings per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus common stock equivalents if dilutive. The Company's basic and diluted per share amounts are the same since the assumed exercise of stock options, warrants, conversion of convertible debentures and preferred stock are all anti-dilutive. The amount of common stock equivalents excluded from the calculation were 3,738,168 in 1996, 3,770,954 in 1997, and 3,863,535 in 1998.

(j) Comprehensive Income

On January 1, 1998, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income
(loss) consists of net losses and net unrealized gains (losses) on securities and is presented in the consolidated statements of stockholders' equity (deficit). The Statement requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

(k) Presentation

In connection with the disposition of the Company's chiral intermediate operation (see note 10), the 1996, 1997, and 1998 financial results applicable to continuing operations exclude amounts from this discontinued operation.

(l) Fair Value of Financial Instruments

The fair value, which is the carrying value, of marketable securities available for sale is based on quoted market prices. The convertible debentures approximate fair value due to interest rates approximating market rates. For all other financial instruments their carrying value approximates fair value due to the short maturity of these instruments.

(3) INVENTORY


                          -------------
                           DECEMBER 31,
                                   1998
                          -------------
Raw materials ...........  $  440,400
Work in process .........     535,494
Finished goods ..........     595,514
                           ----------
Total ...................  $1,571,408
                           ==========

Inventory costs prior to FDA approval of THALOMID on July 16, 1998 were expensed as research and development costs.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(4) PLANT AND EQUIPMENT

Plant and equipment consists of the following:

                                             -----------------------------
                                                     DECEMBER 31,
                                             -----------------------------
                                                       1997           1998
                                             -------------- --------------
Leasehold improvements .....................  $ 3,957,366    $ 4,008,246
Laboratory equipment and machinery .........    4,430,336      4,874,733
Furniture and fixtures .....................      437,478        470,667
Leased equipment ...........................      415,109        675,304
                                              -----------    -----------
                                                9,240,289     10,028,950
Less: accumulated depreciation .............    6,954,265      7,766,820
                                              -----------    -----------
                                              $ 2,286,024    $ 2,262,130
                                              ===========    ===========

(5) ACCRUED EXPENSES

Accrued expenses consists of the following:

                                           -----------------------------
                                                   DECEMBER 31,
                                           -----------------------------
                                                     1997           1998
                                           -------------- --------------
Professional and consulting fees .........  $   235,000    $   787,381
Accrued compensation .....................    1,041,772      1,650,048
Other ....................................      112,161        604,430
                                            -----------    -----------
                                            $ 1,388,933    $ 3,041,859
                                            ===========    ===========

(6) CONVERTIBLE DEBT

On September 16, 1998, the Company issued a convertible note to an institutional investor in the amount of $8,750,000. The note has a five-year term and a coupon rate of 9.25% with interest payable on a semi-annual basis. The note contains a conversion feature that allows the note holder to convert the note into shares of common stock after one year at $11 per share. The Company can redeem the note after three years at 103% of the principal amount (two years if the Company's stock trades at $24.75 or higher for a period of 20 consecutive trading days). This note was issued at a discount of $437,500 which is being amortized over three years.

During 1995, the Company issued and sold, in an offering pursuant to Regulation S, 8% convertible debentures due July 31, 1997 in the aggregate principal amount of $12,000,000, and received net proceeds, after offering costs, of $11,022,570. The recorded value of the debentures at the date of issuance was discounted to produce a market interest rate of approximately 13.5%. As of December 31, 1997, all convertible debentures in the aggregate principal amount of $12,000,000, plus accrued interest, had been converted into a total of 1,709,845 shares of common stock.

(7) STOCKHOLDERS' EQUITY

Series A Convertible Preferred Stock

On March 13, 1996, in a private placement, the Company completed the sale of 503 shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), at an issue price of $50,000 per share. The Company received net proceeds, after offering costs, of $23,829,625. The Preferred Stock, plus accretion at a rate of 4.9% per year, was convertible, at the option of the holders thereof, into common stock of the Company at a conversion price per share of common stock equal, generally, to the lesser of (i) $18.81 or (ii) 90% of the average closing price per share of the common stock for the seven trading days immediately prior to the date of conversion. As a result of the issuance of securities with variable conversion features, the Company recognized the value of the discount to market conversion feature as a deemed dividend.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(7) STOCKHOLDERS' EQUITY (CONTINUED)

In connection with the private placement, the Company also granted to certain executives and affiliates of the placement agent warrants, valued at $60,168, to purchase an aggregate of 66,853 shares of common stock at an exercise price of $20.52, subject to proportional adjustment in the event that the Company undertakes a stock split, stock dividend, recapitalization or similar event. These warrants are exercisable for a period of five years from the date of issuance. These warrants are all outstanding at December 31, 1998.

As of December 31, 1998, all of the shares of the Series A Preferred Stock (503 shares), with their respective accrued accretion, had been converted or redeemed into 3,342,202 shares of common stock. Through December 31, 1998 the Company had accrued $1,420,770 representing accretion of the premium on the Preferred Stock. The Company agreed to reduce the maximum conversion price of 58 shares to $8.50 per share of common stock from $18.81 for holders who agreed to a lock-up ending on December 1, 1997. During 1996, the Company had also issued warrants valued at $138,156, that entitle certain stockholders of the Series A Preferred Stock to purchase 153,507 shares of common stock at an exercise price of $11.50 per share. The warrants were issued in exchange for the deferral of conversion for 90 days. At December 31, 1998, all these warrants either expired or were exercised for 3,418 shares of common stock.

Series B Convertible Preferred Stock

On June 9, 1997, in a private placement, the Company completed the sale of 5,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred"), par value $.01 per share, at an issue price of $1,000 per share. The Company received net proceeds, after offering costs, of $4,840,748. Shares could be converted at an initial conversion price of $6.50 per share. As of December 31, 1998, all shares of the Series B Preferred had been converted into 788,469 shares of common stock.

Upon request of the purchasers of the Series B Preferred, the Company is required to issue warrants to acquire a number of shares of common stock equal to (i) 1,500,000 divided by the conversion price in effect on the issuance date (230,769 warrants as of December 31, 1998) plus (ii) 37.5% of the conversion shares issuable on such issuance date upon conversion of all shares of Series B Preferred Stock issued through the issuance date (288,461 warrants as of December 31, 1998). All such warrants will have a term of four years from the issuance date and an exercise price equal to 115% of the conversion price in effect on the issuance date ($6.50 at December 31, 1998). The fair value of warrants at the issuance date was $1.28 per warrant. As of December 31, 1998, no warrants had been issued.

Through December 31, 1998, the Company had recorded $953,077 representing accretion of the deemed dividend on the Series B Preferred Stock. The deemed dividend represents the difference between the Series B Preferred Stock conversion price and the fair market value of the Company's common stock at the date of issuance.

Preferred Stock

Moreover, the board of directors has the authority to issue, at any time, without further stockholder approval, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges, and preferences of those shares.

Rights Plan

During 1996, the Company adopted a shareholder rights plan ("Rights Plan"). The Rights Plan involves the distribution of one "Right" as a dividend on each outstanding share of the Company's common stock to each holder of record on September 26, 1996. Each Right shall entitle the holder to purchase one-tenth of a share of common stock. The Rights trade in tandem with the common stock until, and are exercisable upon, certain triggering events, and the exercise price is based on the estimated long term value of the Company's common stock.

(8) STOCK BASED COMPENSATION

(a) Stock Options

The Company has two incentive plans that provide for the granting of options, restricted stock awards, stock appreciation rights, performance awards and other stock-based awards to employees and officers of the Company to purchase not more than an aggregate of 1,400,000 shares of common stock under the 1992 plan and 1,500,000 shares of common stock under

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(8) STOCK BASED COMPENSATION (CONTINUED)

the 1998 plan, subject to adjustment under certain circumstances. The Management Compensation and Development Committee of the Board of Directors (the "Committee") determines the type, amount and terms, including vesting, of any awards made under the Incentive Plans. The plans terminate in 2002 and 2008, respectively.

With respect to options granted under the incentive plans, the exercise price may not be less than the fair market value of the common stock on the date of grant. In general, each option granted under the Plans vests evenly over a three or four year period and expires 10 years from the date of grant, subject to earlier expiration in case of termination of employment. The vesting period for options and restricted stock awards granted under the Plans is subject to certain acceleration provisions if a change in control, as defined in the Plans, occurs.

On June 16, 1995, the stockholders of the Company approved the 1995 Non-Employee Directors' Incentive Plan, which provides for the granting of non-qualified stock options to purchase an aggregate of not more than 350,000 shares of common stock (subject to adjustment under certain circumstances) to directors of the Company who are not officers or employees of the Company ("Non-Employee Directors"). Each new Non-Employee Director, upon the date of his election or appointment, receives an option to purchase 20,000 shares of common stock. Additionally, upon the date of each annual meeting of stockholders, each continuing Non-Employee Director receives an option to purchase 10,000 shares of common stock (or a pro rata portion thereof if he has served less than one year). The shares subject to each non-employee director's option grant of 20,000 shares vest in four equal annual installments commencing on the first anniversary of the date of grant. The shares subject to an annual meeting option grant vest in full on the date of the first annual meeting of stockholders held following the date of grant. All options are granted at an exercise price that equals the fair market value of the Company's common stock at the grant date and expire 10 years after the date of grant. This plan terminates in 2005. The weighted-average fair value per share for stock options granted was $3.97 for the 1998 options, $3.93 for the 1997 options, and $5.01 for those granted in 1996. The Company estimated the fair values using the Black-Scholes option pricing model and used the following assumptions:

                                                 ------------------------------------
                                                       1996         1997         1998
                                                 ----------   ----------   ----------
Risk-free interest rate ......................       6.38%        6.37%        5.68%
Expected stock price volatility ..............         62%          55%          66%
Expected term until exercise (years) .........       2.22         3.09         2.86
Expected dividend yield ......................          0%           0%           0%

The Company does not record compensation expense for stock option grants. The following table summarizes results as if compensation expense was recorded for the annual option grants under the fair value method:

                                                 -------------------------------------------
                                                          1996           1997           1998
In thousands of dollars, except per share data   ------------- -------------- --------------
Net loss applicable to common stockholders:
 As reported ...................................   $ (21,610)    $  (26,922)    $  (25,093)
 Pro forma .....................................   $ (23,515)    $  (28,652)    $  (26,745)
Per share basic and diluted:
 As reported ...................................   $   (2.29)    $    (2.20)    $    (1.55)
 Pro forma .....................................   $   (2.49)    $    (2.35)    $    (1.66)

The pro forma effects on net loss and loss per share for 1996, 1997 and 1998 may not be representative of the pro forma effects in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(8) STOCK BASED COMPENSATION (CONTINUED)

The following table summarizes the stock option activity for both Plans:


                                    --------------------------------------
                                             OPTIONS OUTSTANDING
                                    --------------------------------------
                                                                  WEIGHTED
                                           SHARES                  AVERAGE
                                        AVAILABLE                PRICE PER
                                        FOR GRANT        SHARES      SHARE
                                    ------------- ------------- ----------
Balance January 1, 1996 ...........   1,201,913     1,415,341    $   7.70
 Expired ..........................    (126,126)           --          --
 Granted ..........................    (679,037)      679,037       13.25
 Exercised ........................          --       (42,069)       8.03
 Cancelled ........................      46,095       (46,095)       6.40
                                      ---------     ---------    --------
Balance December 31, 1996 .........     442,845     2,006,214        9.60
 Authorized .......................     500,000            --          --
 Expired ..........................     (74,797)           --          --
 Granted ..........................    (492,775)      492,775        9.39
 Exercised ........................          --        (6,986)       7.83
 Cancelled ........................     142,027      (142,027)       9.36
                                      ---------     ---------    --------
Balance December 31, 1997 .........     517,300     2,349,976        9.59
 Authorized .......................   1,620,000            --          --
 Expired ..........................     (85,095)           --          --
 Granted ..........................    (559,983)      559,983        8.87
 Exercised ........................          --      (283,120)       7.18
 Cancelled ........................     198,726      (198,726)      10.74
                                      ---------     ---------    --------
Balance December 31, 1998 .........   1,690,948     2,428,113    $   9.62
                                      =========     =========    ========

The following table summarizes information concerning options outstanding under the Plans at December 31, 1998:

                            ----------------------------------------------------------------------
                               OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                            --------------------------                 ---------------------------
                                                            WEIGHTED
                                              WEIGHTED       AVERAGE                      WEIGHTED
                                   NUMBER      AVERAGE     REMAINING          NUMBER       AVERAGE
                              OUTSTANDING     EXERCISE          TERM     EXERCISABLE      EXERCISE
                              AT 12/31/98        PRICE        (YRS.)     AT 12/31/98         PRICE
RANGE OF EXERCISE PRICE     -------------   ----------   -----------   -------------   -----------
$ 5.00-9.00 .............     1,350,740      $  7.48          5.6          863,361      $   7.12
$ 9.01-13.00 ............       610,644        10.74          7.6          298,854         10.81
$13.01-18.00 ............       466,729        14.31          6.9          405,319         14.12
                              ---------      -------          ---          -------      --------
                              2,428,113      $  9.62          6.6        1,567,534      $   9.63
                              =========      =======          ===        =========      ========

On January 22, 1999 the Company granted options to purchase approximately 105,000 shares to certain members of management exercisable at $16.50 (market price at the date of grant). These options vest evenly over three years and have a ten-year term. Also on January 22, 1999, the Company granted options to purchase approximately 140,000 shares to certain employees at an exercise price of $16.50. The options vest equally over four years and have a ten-year term.

(b) Stock Awards

On January 1, 1997, the Company awarded 5,000 shares to the Company's Chairman and Chief Executive Officer, which were immediately vested. The fair value of $55,625 for this award was expensed.

(c) Warrants

In connection with the retention of an investment firm to assist in the sale and issuance of 8% convertible notes, the Company, in August 1995, granted to such firm warrants to purchase until July 31, 2000, 105,000 shares of common stock at a price of $9.60 per share. As of December 31, 1998, 40,188 warrants were outstanding.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(8) STOCK BASED COMPENSATION (CONTINUED)

In connection with the retention of an investment firm to assist in the sale and issuance of the Series A Preferred Stock, the Company, in March 1996, granted to such firm warrants to purchase until March 10, 2001, 66,853 shares of common stock at a price of $20.52. These warrants were outstanding as of December 31, 1998.

During 1997, the Company issued to certain stockholders of the Series A Convertible Preferred Stock warrants valued at $7,826, to purchase 8,696 shares of common stock at an exercise price of $11.50. The warrants were issued in exchange for the deferral of conversion for 90 days. These warrants are exercisable for a period of two years from the date of issuance and these warrants were outstanding as of December 31, 1998.

In connection with the retention of a consultant to provide strategic development services, the Company, in December 1997, granted to such consultant warrants to purchase until December 24, 1999, 5,000 shares of common stock at a price of $12.00. These warrants were outstanding as of December 31, 1998.

(9) INCOME TAXES

At December 31, 1997 and 1998, the tax effects of temporary differences that give rise to deferred tax assets are as follows:

                                                                          ---------------------------------
                                                                                     1997              1998
                                                                          ---------------   ---------------
Deferred Assets:
   Federal and state net operating loss carryforwards .................    $  44,334,000     $  54,779,000
   Research and experimentation tax credit carryforwards ..............        2,735,000         3,235,000
   Plant and equipment, principally due to differences in depreciation           753,000           772,000
   Patents, principally due to differences in amortization ............           68,000            62,000
   Accrued expenses ...................................................          385,000           665,000
                                                                           -------------     -------------
   Total deferred tax assets ..........................................       48,275,000        59,513,000
   Valuation allowance ................................................      (48,275,000)      (59,513,000)
                                                                           -------------     -------------
   Net deferred tax assets ............................................    $          --     $          --
                                                                           =============     =============

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 1998, the Company had net operating loss carryforwards of approximately $135,000,000 that will expire in the years 2001 through 2012. The Company also has research and experimentation credit carryforwards of approximately $3,235,000 that expire in the years 2001 through 2018. Ultimate utilization/availability of such net operating losses and credits may be curtailed if a significant change in ownership occurs.

(10) DISCONTINUED OPERATION

On January 9, 1998, the Company concluded an agreement with Cambrex Corporation for Cambrex to acquire Celgene's chiral intermediate business for approximately $15 million. The Company received $7.5 million upon the closing of the transaction, and will receive future royalties with a present value not exceeding $7.5 million, with certain minimum royalty payments in the third through sixth year following the closing of the transaction. Included in the transaction are the rights to Celgene's enzymatic technology for the production of chirally pure intermediates for the pharmaceutical industry, including the current pipeline of third-party products and the equipment and personnel associated with the business.

Revenues relative to the chiral intermediate business were approximately $1.4 million and $2.1 million for 1996 and 1997, respectively. Direct expenses related to the chiral intermediate business were $2.2 million and $2.5 million for 1996 and 1997, respectively.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(11) MARKETABLE SECURITIES AVAILABLE FOR SALE

Marketable securities available for sale at December 31, 1998 include debt securities with maturities ranging from March 1999 to October 2002. Marketable securities at December 31, 1998 include Corporate Bonds ($1,006,890) and US Government and agency obligations ($1,050,000). The carrying value equaled fair market value. There were no marketable securities at December 31, 1997.

(12) COMMITMENTS AND CONTINGENCIES

(a) Leases

Celgene leases its main laboratory and office facilities in Warren Township, New Jersey. The current lease term for the main laboratory and office space expires in 2002 and has one five-year renewal option. Annual payments are $330,000. The lease provides that at the end of each five-year term, the rent will be increased based upon the change in the consumer price index, but in no case shall the increase be greater than 20%. Celgene is also required to pay additional amounts for real estate taxes, utilities, and maintenance. Total rental expense amounted to $453,000, $477,000 and $486,000 in 1996, 1997 and
1998, respectively. Celgene has subleased 12,500 square feet of this facility to Cambrex Corporation for up to three years for the chiral intermediate business which Cambrex purchased on January 9, 1998.

In January 1997, the Company entered into a sub-lease agreement to lease an additional 18,000 square feet of laboratory and office space in Annandale, New Jersey. The sub-lease agreement is for a two year term, expiring in February 1999. Annual payments are $227,500.

In July 1997, the Company entered into an equipment leasing agreement. Under the agreement, the Company can lease up to $1,000,000 of equipment for a three year term after which the Company can purchase the equipment for a nominal value. Through December 31, 1998, the Company has leased $675,000 of laboratory equipment under this agreement. Under this capital lease, the Company is committed to 36 monthly payments of approximately $21,000.

(b) Employment Agreements

Celgene has employment agreements with certain officers and employees. The related outstanding commitments over the next two years are approximately $1.6 million, of which $1.0 million is due in 1999. Employment contracts provide for an increase in compensation reflecting annual reviews and related salary adjustments.

(c) Contracts

Pursuant  to  the  terms  of a  research  and  development  agreement  with  The
Rockefeller University, the Company has the world-wide exclusive license to manufacture and market any drugs, including THALOMID, which may result from the research performed at The Rockefeller University and funded by the Company. The Rockefeller University is entitled to receive royalties based on commercial sales of any such drugs for certain indications for ten years after the first sale. Under terms of the current research agreement extension, the Company is committed to pay The Rockefeller University $504,000 annually for research.

In December 1995, the Company entered into an agreement with Penn Pharmaceutical, Ltd. of Great Britain ("Penn") for the production of THALOMID. Annual facility payments are approximately $480,000, which commenced in December 1996. Penn will manufacture THALOMID and sell it exclusively to the Company. The agreement has been renewed for 1999, for facility payments of approximately $480,000.

In October 1997, the Company entered into a contract with Boston University to manage the surveillance registry which is intended to monitor compliance to the requirements of the Company's S.T.E.P.S. program (prescription safety and education program) for all THALOMID patients. The contract has been renewed for 1999. Under the terms of the agreement quarterly payments of approximately $300,000 are required. The contract is renewable for one-year terms upon agreement of both parties.

                              CELGENE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 1996, 1997 AND 1998 (CONTINUED)

(12) COMMITMENTS AND CONTINGENCIES (CONTINUED)

In December 1997, the Company entered into a research agreement with the University of Glasgow for clinical testing and evaluation of certain of Celgene's patented compounds. Under terms of the agreement, Celgene would pay the University approximately $200,000 in two annual installments. The term of the agreement is for two years.

In June 1998, the Company entered into a research agreement with a contract research organization to manage the pivotal clinical trial for d-methylphenidate encompassing four separate protocols. The agreement is for approximately two years and is estimated at approximately $3.0 million over the life of the agreement.

In December 1998, the Company entered into an exclusive license agreement with EntreMed, Inc. whereby EntreMed granted to Celgene an exclusive license to its patent and technology rights for thalidomide. In return EntreMed will receive royalties on all sales of THALOMID.

In December 1998, the Company entered into a one year clinical trial agreement with the University of Arkansas for Medical Science to collaborate on clinical trials for multiple myeloma under four separate protocols. The commitment for 1999 is $200,000.

The Company has various other research and consulting agreements totaling approximately $336,000 for 1999.

(d) Contingencies

The Company believes it maintains insurance coverage adequate for its current needs.

The Company's operations are subject to environmental laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company reviews the effects of such laws and regulations on its operation and modifies its operations as appropriate. The Company believes that it is in substantial compliance with all applicable environmental laws and regulations.

(e) Concentration of Market Risk

Sales to one chain pharmacy and three wholesalers accounted for 27%, 18%, 15% and 14% of sales, respectively, in 1998. The direct sales to the chain pharmacy were for the initial stocking order. All future sales will be through wholesalers.

One customer accounted for 100% of the research contract revenue in 1996 and 1997. Three customers accounted for 37%, 28% and 24% of 1998 research contract revenue.

(13) SUBSEQUENT EVENT

On January 20, 1999, the Company issued a $15.0 million convertible note to an institutional investor. The note has a five year term and a coupon rate of 9% with interest payable on a semi-annual basis. The debt contains a conversion feature that allows the note holder to convert the debt into shares of common stock after one year at a conversion price of $18 per share. The Company can redeem the note after three years (two years if the stock trades at 225% of the conversion price for a period of 20 consecutive trading days), at 103% of the principal amount. Net proceeds after issuance at a discount were $14.25 million.

                              CELGENE CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                            -----------------
                                                                                SEPTEMBER 30,
                                                                                         1999
                                                                            -----------------
ASSETS
Current assets:
 Cash and cash equivalents ................................................  $   14,324,499
 Marketable securities available for sale .................................       4,299,974
 Accounts receivable, net of allowance of $117,512 at September 30, 1999...       2,941,555
 Inventory ................................................................       2,072,272
 Other current assets .....................................................         678,527
                                                                             --------------
   Total current assets ...................................................      24,316,827
Plant and equipment, net ..................................................       2,083,212
Other assets ..............................................................         688,732
                                                                             --------------
   Total assets ...........................................................  $   27,088,771
                                                                             ==============
LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
 Accounts payable .........................................................  $    3,041,185
 Accrued expenses .........................................................       3,826,091
 Capitalized lease obligation .............................................         214,544
                                                                             --------------
   Total current liabilities ..............................................       7,081,820
Capitalized lease obligation-net of current portion .......................          44,607
Long term convertible notes ...............................................      38,458,336
                                                                             --------------
   Total liabilities ......................................................      45,584,763
                                                                             --------------
Stockholders' equity (deficit):
 Common stock, $.01 par value per share
   30,000,000 shares authorized at September 30, 1999
   issued and outstanding 17,151,595 shares at September 30, 1999 .........         171,516
 Additional paid-in capital ...............................................     144,944,797
 Accumulated deficit ......................................................    (163,548,803)
 Accumulated other comprehensive loss .....................................         (63,502)
                                                                             --------------
   Total stockholders' deficit ............................................     (18,495,992)
                                                                             --------------
 Total liabilities and stockholders' deficit ..............................  $   27,088,771
                                                                             ==============

See accompanying notes to condensed consolidated financial statements.

                              CELGENE CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                                            -----------------------------------
                                                                                     NINE MONTHS ENDED
                                                                                       SEPTEMBER 30,
                                                                            ------------------------------------
                                                                                        1998                1999
                                                                            ----------------   -----------------
Revenues:
 Product sales ..........................................................    $   1,030,838       $  15,063,644
 Research contracts .....................................................          105,000           1,732,500
                                                                             -------------       -------------
   Total revenues .......................................................        1,135,838          16,796,144
Expenses:
 Cost of goods sold .....................................................           59,270           2,076,457
 Research and development ...............................................       13,968,657          14,366,132
 Selling, general and administrative ....................................       11,207,326          17,846,527
                                                                             -------------       -------------
   Total expenses .......................................................       25,235,253          34,289,116
Operating loss ..........................................................      (24,099,415)        (17,492,972)
Other income and expense:
 Interest income ........................................................          497,100             511,659
 Interest expense .......................................................           45,192           1,954,420
                                                                             -------------       -------------
Loss from continuing operations .........................................      (23,647,507)        (18,935,733)
Discontinued operations: (Note 7)
 Loss from operations ...................................................          (59,837)                 --
 Gain on sale of chiral assets ..........................................        7,014,830                  --
                                                                             -------------       -------------
Net loss ................................................................      (16,692,514)        (18,935,733)
Accretion of premium payable on preferred stock .........................           24,648                  --
                                                                             -------------       -------------
Net loss applicable to common stockholders ..............................    $ (16,717,162)      $ (18,935,733)
                                                                             =============       =============
Per share basic and diluted:

 Loss from continuing operations ........................................    $       (1.47)      $       (1.12)
 Discontinued operations:
   Loss from operations .................................................               --                  --
   Gain on sale of chiral assets ........................................             0.44                  --
                                                                             -------------       -------------
 Net loss applicable to common stockholders per share of common stock ...    $       (1.04)      $       (1.12)
                                                                             =============       =============
 Weighted average number of shares of common stock outstanding ..........       16,062,000          16,903,000
                                                                             =============       =============


See accompanying notes to condensed consolidated financial statements.

                              CELGENE CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                          ---------------------------------
                                                                                 THREE MONTHS ENDED
                                                                                    SEPTEMBER 30,
                                                                          ---------------------------------
                                                                                     1998              1999
                                                                          ---------------   ---------------
Revenues:
 Product sales ........................................................    $  1,030,838      $  6,315,319
 Research contracts ...................................................          25,000           425,000
                                                                           ------------      ------------
   Total revenues .....................................................       1,055,838         6,740,319
Expenses:
 Cost of goods sold ...................................................          59,270           701,816
 Research and development .............................................       5,238,106         4,933,317
 Selling, general and administrative ..................................       3,876,150         6,618,373
                                                                           ------------      ------------
   Total expenses .....................................................       9,173,526        12,253,506

Operating loss ........................................................      (8,117,688)       (5,513,187)
Other income and expense:
 Interest income ......................................................         136,262           256,215
 Interest expense .....................................................          39,086           861,397
                                                                           ------------      ------------
Net loss ..............................................................    $ (8,020,512)     $ (6,118,369)
                                                                           ============      ============
Per share basic and diluted:
 Net loss .............................................................    $      (0.49)     $      (0.36)
                                                                           ============      ============
Weighted average number of shares of common stock outstanding .........      16,399,000        17,028,000
                                                                           ============      ============

See accompanying notes to condensed consolidated financial statements.

                              CELGENE CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                        -------------------------------------
                                                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                                                        -------------------------------------
                                                                                                     1998                1999
                                                                                        -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from continuing operations .....................................................     $ (23,647,507)      $ (18,935,733)
Adjustments  to reconcile  loss from  continuing  operations to net cash used in operating activities:
 Depreciation .......................................................................           575,575             585,497
 Issuance of stock for employee benefits ............................................           463,606             799,004
 Provision for doubtful accounts ....................................................                --              74,126
 Amortization of debt issuance costs ................................................                --             187,500
 Amortization of discount on convertible note .......................................                --             109,377
Change in current assets & liabilities:
 Increase in inventory ..............................................................          (317,437)           (500,864)
 Increase (Decrease) in accounts payable and accrued expenses .......................        (1,984,036)           (822,440)
 (Increase) Decrease in accounts receivable .........................................           388,063            (353,292)
 (Increase) Decrease in other assets ................................................           129,648            (496,534)
                                                                                          -------------       -------------
Net cash used in continuing operations ..............................................       (20,424,016)        (19,353,359)
Net cash used in discontinued operations ............................................           (59,837)                 --
                                                                                          -------------       -------------
Net cash used in operating activities ...............................................       (20,483,853)        (19,353,359)
                                                                                          -------------       -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures ................................................................          (645,104)           (406,579)
Proceeds from sales and maturities of marketable
 securities available for sale ......................................................         7,086,154           2,495,992
Purchases of marketable securities available for sale ...............................       (10,116,494)         (4,802,578)
Proceeds from sale of chiral assets .................................................         7,500,000                  --
                                                                                          -------------       -------------
Net cash provided by (used in) investing activities .................................         3,824,556          (2,713,165)
                                                                                          -------------       -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Costs related to secondary public offering ..........................................           (73,136)                 --
Proceeds from the sale of stock .....................................................         2,500,000                  --
Proceeds from exercise of common stock options and warrants .........................         1,673,740           4,235,869
Capital lease buyout ................................................................          (329,614)           (161,799)
Capital lease funding ...............................................................           260,195                  --
Debt issuance costs .................................................................          (437,500)           (750,000)
Proceeds from convertible notes .....................................................         8,750,000          30,000,000
                                                                                          -------------       -------------
Net cash provided by (used in) financing activities .................................        12,343,685          33,324,070
                                                                                          -------------       -------------
Net (decrease) increase in cash and cash equivalents ................................        (4,315,612)         11,257,546
Cash and cash equivalents at beginning of period ....................................        13,583,445           3,066,953
                                                                                          -------------       -------------
Cash and cash equivalents at end of period ..........................................     $   9,267,833       $  14,324,499
                                                                                          -------------       -------------
NON-CASH INVESTING ACTIVITY:
Change in net unrealized loss on marketable securities available for sale ...........     $          --       $     (63,502)
                                                                                          =============       =============
NON-CASH FINANCING ACTIVITIES:
Issuance of common stock upon the conversion of Series A convertible preferred stock
 and accretion thereon, net .........................................................     $   4,054,103       $          --
                                                                                          =============       =============
Accretion of premium payable on preferred stock and warrants ........................     $      24,648       $          --
                                                                                          =============       =============
INTEREST PAID .......................................................................     $      11,468       $   1,080,693
                                                                                          =============       =============

See accompanying notes to condensed consolidated financial statements.

                              CELGENE CORPORATION
        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              SEPTEMBER 30, 1999

1. Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared from the books and records of Celgene Corporation (the "Company") in accordance with generally accepted accounting principles for interim financial information pursuant to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results may not be indicative of the results that may be expected for the year.

The interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's latest annual report on Form 10-K.

2. Series A Convertible A Preferred Stock

The Series A Convertible Preferred Stock ("Preferred Stock"), plus accretion at a rate of 4.9% per year, was convertible into common stock of the Company at the option of the holders thereof at a conversion price per share of Common Stock equal, generally, to the lesser of (i) $18.81 or (ii) 90% of the average closing price per share of the Common Stock for the seven trading days immediately prior to the date of conversion.

As of February 23, 1998, all 503 shares of the Series A Preferred Stock, with their respective accretion, had been converted or redeemed into 3,342,202 shares of common stock. Through February 23, 1998 the Company had accrued $1,420,770 representing accretion of the premium on the Preferred Stock.

3. Warrants to Acquire Common Stock

Under the terms of a private placement of Series B Preferred Stock with Chancellor LGT Asset Management, Inc. ("Chancellor") entered into on June 9, 1997, upon the request of the purchasers of the Series B Preferred, the Company is obligated to issue warrants to Chancellor to acquire a number of shares of Common Stock equal to (i) 1,500,000 divided by the Conversion Price ($6.50 at September 30, 1999) in effect on the issuance date (230,769 warrants as of September 30, 1999) plus (ii) 37.5% of the conversion shares issuable on such issuance date upon conversion of all shares of Series B Preferred Stock issued through the issuance date (288,461 warrants as of September 30, 1999). All such warrants will have a term of four years from the issuance date and an exercise price equal to 115% of the Conversion Price in effect on the issuance date. As of September 30, 1999, no warrants have been issued.

4. Stock Based Compensation

On June 22, 1999, an amendment to the 1995 Non-Employee Directors' Incentive Plan was approved by the Company's stockholders. The amendment increased the number of shares that may be issued upon exercise of options granted from
350,000 shares to 600,000 shares. The amendment also provides for a discretionary grant upon the date of each annual meeting of an additional option to purchase up to 5,000 shares to a non-employee director who serves as a member (but not a chairman) of a committee of the Board of Directors, and up to 10,000 shares to a non-employee director who serves as the chairman of a committee of the Board of Directors.

5. Convertible Debt

On September 16, 1998, the Company issued to an institutional investor an $8,750,000 convertible note due September 16, 2003. The proceeds were net of a 5% fee or $437,500, the cost of which will be amortized over a three-year period. The note bears interest at 9.25% which is payable semi-annually on March 16 and September 16 each year. The Company may, at its election, pay all or a portion of the interest on this security in shares of Common Stock. The note is convertible into 795,463 shares of Common Stock at a price equal to $11 per share which was 125% of the fair market value of the Company's Common Stock at the date of issuance. The Company can, at its election, redeem the Security in three years (two years under certain conditions), at 103% of the principal amount.

                               CELGENE CORPORATION
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         SEPTEMBER 30, 1999 (CONTINUED)

On January 20, 1999, the Company issued to an institutional investor a convertible note in the amount of $15,000,000. The note has a five-year term and a coupon rate of 9% with interest payable on a semi-annual basis. The note contains a conversion feature that allows the note holder to convert the note into shares of common stock after one year at $18 per share. The Company can redeem the note after three years at 103% of the principal amount (two years under certain conditions). This note was subject to an issuance cost of $750,000 or 5%, which is being amortized over three years.

On July 6, 1999, the Company issued to an  institutional  investor a convertible note in the amount of $15,000,000. The note has a five-year term and a coupon rate of 9% with interest payable on a semi-annual basis. The note contains a conversion feature that allows the note holder to convert the note into shares of common stock after one year at $19 per share. The Company can redeem the note after three years at 103% of the principal amount (two years under certain conditions). There was no fee or discount associated with this note.

6. Marketable Securities Available for Sale

Marketable securities available for sale at September 30, 1999 include debt securities with maturities ranging from January 2000 to August 2004. A summary of marketable securities at September 30, 1999 is as follows:

                                   -----------------------------------------------------
                                                        GROSS        GROSS     ESTIMATED
                                                   UNREALIZED   UNREALIZED          FAIR
                                            COST         GAIN         LOSS         VALUE
                                   ------------- ------------ ------------ -------------
Government Bonds & Notes ......... $2,313,476            --     $(15,557)    $2,297,919
Government Agencies ..............  2,050,000            --      (47,945)     2,002,055
                                   ----------            --     --------     ----------
Total ............................ $4,363,476            --     $(63,502)    $4,299,974
                                   ==========            ==     ========     ==========

7. Discontinued Operations

On January 9, 1998, the Company sold its chiral intermediate business to Cambrex Corporation for approximately $15.0 million. The terms of the agreement provided for the sale of chiral assets of approximately $485,000 for proceeds of $7.5 million on the contract date plus future royalties with a present value not exceeding $7.5 million, with certain minimum royalty payments in the third through sixth year following the closing of the transaction. Included in the transaction are the rights to the Company's enzymatic technology for the production of chirally pure intermediate for the pharmaceutical industry, including the current pipeline of third party products and the equipment and personnel associated with the business.

8. Comprehensive Income and Recently Issued Accounting Pronouncement

Comprehensive income includes net income and other comprehensive income which refers to those revenues, expenses, gains and losses which are excluded from net income. Other comprehensive income includes unrealized gains and losses on marketable securities classified as available-for-sale, which prior to adoption were reported separately in shareholders' equity.

                                   -----------------------------------
                                     NINE MONTHS ENDED SEPTEMBER 30,
                                   -----------------------------------
                                                1998              1999
                                   ----------------- -----------------
Net Loss ......................... $(16,692,514)       $(18,935,733)
Other Comprehensive Loss .........            --            (63,502)

                                    ------------       ------------
Total Comprehensive Loss ......... $(16,692,514)       $(18,999,235)
                                   ============        ============

                                   ---------------------------------
                                   THREE MONTHS ENDED SEPTEMBER 30,
                                   ---------------------------------
                                               1998             1999
                                   ---------------- ----------------
Net Loss ......................... $(8,020,512)     $(6,118,369)

                                   -----------      -----------
Other Comprehensive Loss .........           --         (12,072)
                                    -----------     -----------
Total Comprehensive Loss ......... $(8,020,512)     $(6,130,441)
                                   ===========      ===========

                               CELGENE CORPORATION
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         SEPTEMBER 30, 1999 (CONTINUED)


In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued and is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 requires derivative instruments to be recognized as Assets and Liabilities and be recorded at Fair Value. The Company is currently not party to any Derivative Instruments. Any future transactions involving Derivative Instruments will be evaluated based on SFAS No. 133.

9. Subsequent Events

In November, 1999, we signed an amendment to The Rockefeller University License Agreement pursuant to which we agreed to substitute a lump sum payment and issue stock options to The Rockefeller University and the inventors in lieu of the royalties previously payable under the license.

In December, 1999, we entered into a lease with our current landlord to rent an additional 29,000 square feet of office and laboratory space adjacent to our current leased space. The lease has a ten-year term with two five-year renewal options. The annual commitment is approximately $260,000.

[GRAPHIC OMITTED]

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

An estimate of the fees and expenses of issuance and distribution (other than underwriting discounts) of the common stock offered hereby (all of which will be paid by Celgene) is as follows:



         SEC registration fee .......................    $ 45,569
         NASDAQ National Market listing fee .........      17,500
         NASD filing fee ............................      19,185
         Legal fees and expenses ....................     150,000
         Accounting fees and expenses ...............      75,000
         Printing fees ..............................     160,000
            Total ...................................    $467,254
                                                         ========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The General Corporation Law of the State of Delaware, or the DGCL, permits Celgene and its stockholders to limit directors' exposure to liability for certain breaches of the directors' fiduciary duty, either in a suit on behalf of Celgene or in an action by stockholders of Celgene.

The Certificate of Incorporation of Celgene, or the Charter, eliminates the liability of directors of Celgene to Celgene or its stockholders for monetary damages arising out of the directors' breach of their fiduciary duty of care. The Charter also authorizes Celgene to indemnify its directors, officers, incorporators, employees and agents with respect to certain costs, expenses, and amounts incurred in connection with an action, suit or proceeding by reason of the fact that such person was serving as a director, officer, incorporator, employee or agent of Celgene. In addition, the Charter permits Celgene to provide additional indemnification rights to its officers and directors and to indemnify them to the greatest extent possible under the DGCL. Celgene has entered into indemnification agreements with each of its officers and directors and intends to enter into indemnification agreements with each of its future officers and directors. Pursuant to such indemnification agreements, Celgene has agreed to indemnify its officers and directors against certain liabilities, including liabilities arising out of the offering made by this Registration Statement.

Celgene maintains a standard form of officers' and directors' liability insurance policy which provides coverage to the officers and directors of Celgene for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

ITEM 16. EXHIBITS.

The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

(a) Exhibits

EXHIBIT

NUMBER       DESCRIPTION

 1.1 --      Form of Underwriting Agreement.*
 5.1 --      Opinion of Proskauer Rose LLP.

23.1 --      Consent of KPMG LLP.

23.2 --      Consent of Proskauer Rose LLP (incorporated by reference to Exhibit 5.1).
23.3 --      Consent of Pennie & Edmonds LLP.
23.4 --      Consent of Kleinfeld, Kaplan & Becker.
23.5 --      Consent of Mathew, Collins, Shepherd & Gould, P.A.
24.1 --      Power of Attorney (included in Signature Page).


* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Warren, State of New Jersey on January 26, 2000.

                                    CELGENE CORPORATION

                                    By: /s/ John W. Jackson

                                       ----------------------------------------

                                       John W. Jackson
                                       Chairman of the Board
                                       and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities indicated:


          SIGNATURE                                    TITLE                                 DATE

-----------------------------   ---------------------------------------------------   -----------------
      /s/ John W. Jackson       Chairman of the Board and Chief Executive             January 26, 2000
--------------------------      Officer (Principal Executive Officer)
       John W. Jackson


              *                 President, Chief Operating Officer and Director       January 26, 2000
--------------------------
         Sol J. Barer


              *                 Chief Financial Officer (Principal Accounting and     January 26, 2000
--------------------------      Financial Officer)
       Robert J. Hugin


              *                 Director                                              January 26, 2000
--------------------------
        Jack L. Bowman


              *                 Director                                              January 26, 2000
--------------------------
        Frank T. Cary


                                Director                                              January 26, 2000
--------------------------
         Gilla Kaplan


                                Director                                              January 26, 2000
--------------------------
     Arthur Hull Hayes, Jr.


                                Director                                              January 26, 2000
--------------------------
      Richard C. E. Morgan


              *                 Director                                              January 26, 2000
--------------------------
        Walter L. Robb


              *                 Director                                              January 26, 2000
--------------------------
       Lee J. Schroeder

* Executed by attorney-in-fact.

                               INDEX TO EXHIBITS

 1.1 --   Form of Underwriting Agreement (to be filed by amendment).
 5.1 --   Opinion of Proskauer Rose LLP.
23.1 --   Consent of KPMG LLP.
23.2 --   Consent of Proskauer Rose LLP (incorporated by reference to Exhibit 5.1).
23.3 --   Consent of Pennie & Edmonds LLP.
23.4 --   Consent of Kleinfeld, Kaplan & Becker.
23.5 --   Consent of Mathew, Collins, Shepherd & Gould, P.A.
24.1 --   Power of Attorney (included in Signature Page).